Filed pursuant to Rule 424(b)(3)
Registration No. 333-152499

Prospectus

HARBIN ELECTRIC, INC.

The Resale of 3,500,000 Shares of Common Stock

We are registering 3,500,000 shares of our common stock on behalf of the selling stockholders identified under the heading “Selling Stockholders” in this prospectus.

The selling stockholders may sell the stock from time to time in the Nasdaq Global Market at prevailing market prices or in negotiated transactions.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from the resale of our common stock pursuant to this offering.

Our common stock is traded on The Nasdaq Global Market under the symbol: HRBN. We expect it to continue to trade in that market. The closing price of our common stock on October 27, 2008 was $6.73 per share.

INVESTING IN OUR COMMON STOCK IS HIGHLY RISKY. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2008

Table of Contents

PROSPECTUS SUMMARY	2

THE OFFERING	3

SUMMARY CONSOLIDATED FINANCIAL DATA	4

RISK FACTORS	6

NOTE REGARDING FORWARD-LOOKING STATEMENTS	11

USE OF PROCEEDS	11

SELLING STOCKHOLDERS	11

PLAN OF DISTRIBUTION	13

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA	15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS	17

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND RELATED STOCKHOLDER INFORMATION	36

DESCRIPTION OF CAPITAL STOCK	37

TRANSFER AGENT AND REGISTRAR	38

LEGAL MATTERS	38

EXPERTS	38

WHERE YOU CAN FIND MORE INFORMATION	38

INDEX TO AUDITED FINANCIAL STATEMENTS	40

i

PROSPECTUS SUMMARY
Prospectus Summary

As used in this prospectus, “we”, “us”, “our”, “Harbin” or “our company” refers to Harbin Electric, Inc. and all of its subsidiaries and affiliated companies. References to the “Commission” refers to the U.S. Securities and Exchange Commission.

ABOUT OUR COMPANY

Harbin is a holding company incorporated in Nevada with its principal place of business based in the People’s Republic of China (“PRC”). Through our U.S. and China-based subsidiaries, we design, develop, manufacture, supply, and service a wide range of electric motors, with a focus on innovation, creativity, and value-added products. Our major product lines include linear motors (“LMs”), automobile specialty micro-motors, and industrial rotary motors. We sell our products principally in China, but also internationally in North America, and to a lesser degree in Southeast Asia and Africa.

An LM operates on the same physical principles as a traditional motor, but the stator, or non-moving component, is flat, rather than cylindrical, producing linear, rather than rotational, force. LMs can be configured into a number of forms. We believe that, for a variety of applications, our LMs have advantages over traditional electric motors, in terms of design, energy output, energy efficiency, and precision movement. By obviating pneumatic stops, belts, pulleys, and gears that rotary motors require to move and position their loads, LMs can provide higher levels of performance in accuracy, resolution, repeatability, and speed, with less maintenance and down-time. We sell our LMs to a broad range of customers in China and in the United States, including those customers in the oil services, factory automation, food processing, packaging industries and mass transportation systems.

Automobile specialty micro-motors are used for various automation functions in an automobile. We have developed many innovative products that are used for car seat automation, back seat folding, EPS (electric power steering), automated window, and automated trunk opening. Our automobile specialty micro-motors are purchased by customers who are first-tier suppliers to the automobile industry. We supply these products to domestic customers and also export them to OEM suppliers in North America.

Our newly acquired industrial rotary motor business, Weihai Hengda Electric Motor (Group) Co., Ltd. (“Hengda”) makes industrial rotary motors, such as high/low voltage motors, AC/DC motors, and speed control motors, for a wide range of applications such as medical devices, machine tools, ventilation systems, air compressors, and other machinery and equipment used in petrochemical, metallurgical, mining, textile, and agricultural industries. We sell these products in China, Southeast Asia, and Africa.

Our rotary motor products received the “National Inspection-free Product” award from the General Administration of Quality Supervision, Inspection and Quarantine of the PRC. Hengda’s registered trademark, “Wenbao,” was named by the State Administration for Industry & Commerce as one of the "Chinese Most Well-known Trademarks" in 2007. Our rotary motor products are sold to customers in China and in Southeast Asia and Africa.

We currently operate two manufacturing facilities in China. Our Harbin facility is located in the government-designated Development Zone in the city of Harbin and occupies approximately 50,000 square meters of land with state-of-the-art production equipment primarily dedicated to our linear motor products. Hengda, our newly acquired industrial rotary motor company, is located in the coastal city of Weihai, Shangdong Province, and occupies approximately 150,000 square meters of land. A third facility occupying 40,800 square meters of land is near completion in the Shanghai Zhuqiao Airport Industrial Zone. Upon completion, it will be dedicated to specialty micro-motor products.

As of September 30, 2008, we had approximately 2,200 employees, including employees at Hengda.

Our common stock is listed on The Nasdaq Global Market under the symbol “HRBN.”

Our principal executive office is located at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, China, 150060, and our telephone number there is: 86-451-8611-6757.

THE OFFERING

Common Stock being offered by Selling Stockholders	3,500,000 shares of our Common Stock.

Trading	Our Common Stock is listed on The Nasdaq Global Market under the symbol “HRBN.”

Use of Proceeds	We will not receive any proceeds from the sales of the shares of Common Stock being offered by the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our financial data for the periods identified. The summary financial data is derived from our audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. Data is also included from our unaudited consolidated financial statements for the six-month periods ended June 30, 2008 and 2007. This data should be read together with our consolidated financial statements and related notes, “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Six months ended June 30,		Year ended December 31,
	2008	2007	2007	2006	2005
	(unaudited)	(unaudited)
Revenue	$46,417,258	$27,615,907	$65,402,864	$40,415,777	$23,643,664
Cost of revenue	(24,201,647)	(13,537,609)	(32,967,887)	(20,754,282)	(12,083,957)

Gross profit	22,215,611	14,078,298	32,434,977	19,661,495	11,559,707
Selling, R&D, general and administrative expenses	(5,355,151)	(3,413,680)	(8,723,685)	(5,667,260)	(1,595,443)

Income from operations	16,860,460	10,664,618	23,711,292	13,994,235	9,964,264

Net Income	$11,584,179	$7,960,219	$16,902,684	$18,438,512	$10,000,158

Basic earnings per share	$0.63	$0.48	$0.99	$1.11	$0.67

Diluted earnings per share	$0.58	$0.42	$0.91	$1.01	$0.66

Dividends declared per share	—	—	—	—	—

Weighted average number of shares outstanding

Basic	18,424,823	16,600,507	17,082,300	16,600,451	14,934,667

Diluted	19,998,192	18,739,186	18,634,739	18,306,569	15,143,891

Consolidated Balance Sheet Data:

	As of June 30,	As of December 31,
	2008	2007	2006
	(unaudited)
Cash	$87,775,039	$45,533,893	$67,313,919
Accounts receivable, net	26,151,560	23,216,543	8,827,799
Property, plant and equipment	32,252,654	23,858,035	9,219,534
Total assets	200,545,340	132,649,253	92,958,821
Total current liabilities	3,731,165	4,066,575	2,770,898
Total liabilities	48,249,773	48,032,678	47,928,577
Total stockholders’ equity	152,295,567	84,616,575	45,030,244

RISK FACTORS

An investment in our common stock is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently foreseeable to us may also impair our business operations.

GENERAL RISKS RELATING TO OUR BUSINESS

We depend on a few key customers, the loss of any of which could cause a significant decline in our revenues.

Five customers accounted for 74% and 72% of net revenue, respectively, for the six months ended June 30, 2008 and year ended December 31, 2007. The loss of any of our major customers, or a significant reduction in sales to any such customers, would adversely affect our profitability.

Our rapid growth may strain our resources.

Our revenues increased by 68% for the first six months of 2008 versus the first six months of 2007, 62% in 2007 over 2006, and 71% in 2006 over 2005; however, it is unlikely that we will maintain such growth in the long term and cannot assure any growth of our business for any period. Our rapid expansion will place significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures, and management information systems. We will also need to effectively train, motivate, and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the profits we expect.

Our debt may constrict our operations, and cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

We have a substantial amount of debt. As of June 30, 2008, we had approximately $48 million outstanding under our Guaranteed Senior Secured Floating Rate Notes (the “Notes”) issued in August 2006, due in 2010 and 2012 (respectively, the “2010 Notes” and the “2012 Notes”). Our substantial debt could have important consequences to you. For example, it could:

•	reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;
•	limit our ability to obtain additional financing for working capital, capital expenditures, and other general corporate requirements;
•	expose us to interest rate fluctuations because the interest rate for a portion of our debt is variable;
•	increase our vulnerability to general adverse economic and industry conditions;
•	require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;
•	restrict us from making strategic acquisitions or pursuing business opportunities;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds; and
•	place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

In addition, our ability to make scheduled payments or refinance our obligations depends on our successful financial and operating performance, cash flows, and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business, and other factors, many of which are beyond our control. If our cash flows and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital, restructure our debt, or declare bankruptcy. Furthermore, our obligations under the Notes are secured by our shares of Advanced Electric Motors, Inc., our Delaware subsidiary through which we own our electric motor business. These security interests could result in our loss of the business, if we default on the Notes.

To mitigate our exposure to volatility in interest rates and foreign currency exchange rates fluctuation associated with the $38 million principal amount of 2012 Notes, in April 2007, the Company entered a cross-currency interest rate swap transaction with Merrill Lynch International. The swap, in effect, converts the LIBOR plus 3.35% variable interest rate on the 2012 Notes to a 7.2% RMB fixed interest rate. The Company uses this derivative instrument only to hedge exposures in the ordinary business course and does not invest in derivative instruments for speculative purposes.

The Company management watches closely and measures the risk of the swap on a regular basis, which includes effectiveness analysis and pricing model discussion with Merrill Lynch that provides market value pricing quarterly. Harbin is aware that, under recently adopted Statement of Financial Standards (“FAS”) No. 157, Fair Value Measurements, there is risk inherent in relying on only one technique to measure fair value of financial derivative liability and risk inherent in the inputs to the valuation technique.

Covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions.

The indenture governing our Notes contains various covenants that may limit our discretion in operating our business. In particular, we are limited in our ability to merge, consolidate or transfer substantially all of our assets, issue preferred stock of subsidiaries and create liens on our assets to secure debt. In addition, if there is default, and we do not maintain certain financial covenants or we do not maintain borrowing availability in excess of certain pre-determined levels, we may be unable to incur additional indebtedness, make restricted payments (including paying cash dividends on our capital stock) or redeem or repurchase our capital stock.

The indenture governing our Notes requires us to maintain certain financial ratios and limits our ability to make capital expenditures. These covenants and ratios could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of the members of our senior management. The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life insurance on any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support.

Because of the rapid growth of the economy in China, competition for qualified personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

We depend on the supply of raw materials and key component parts, and any adverse changes in such supply or the costs of raw materials may adversely affect our operations.

Five major vendors provided approximately 78% and 80% of the Company’s purchases of raw materials, for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively. Any material change in the spot and forward rates could have a material adverse effect on the cost of our raw materials and on our operations. In addition, if we need alternative sources for key component parts for any reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. An inability to obtain our key source supplies for the manufacture of our products might require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market electric motor products. We have been granted 12 patents in China relating to linear motor and automobile specialty micro-motor applications. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China and Hong Kong is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy.

 We do not anticipate paying cash dividends on our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Presently, We intend to retain all of our earnings, if any, to finance development and expansion of our business. Debt covenants and PRC capital and currency regulations may also limit our ability to pay dividends.

Our directors and officers control a majority of our common stock and, as a result, they may exercise voting control and be able to take actions that may be adverse to your interests.

Our directors and executive officers, directly or through entities that they control, currently beneficially own, as a group, approximately 51.2% of our issued and outstanding common stock as of September 30, 2008. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive a disadvantage in owning shares in a company with one or several controlling stockholders. Furthermore, our directors and officers, as a group, have the ability to significantly influence or control the outcome of all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control.

RISKS RELATING TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

China’s economic policies could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth in the past 20 years, it has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

The economy of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing market forces for economic reform, reduction of state ownership of productive assets, and establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

If preferential tax concessions granted by the PRC government change or expire, our financial results and results of operations would be materially and adversely affected.

Our results of operation may be adversely affected by changes to or expiration of preferential tax concessions that one of our Chinese subsidiaries, Harbin Tech Full Electric Co., Ltd., (“Harbin Tech Full”) currently enjoys. The statutory tax rate generally applicable to domestic Chinese companies was 33% before January 1, 2008. On January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% is now applicable to both DES and FIEs. A reduced rate of 10% may be possible for productive foreign investment enterprises in the Economic and Technological Development Zones and for enterprises engaged in production or business operations in the Special Economic Zones. As a result of preferential tax rate incentives, our operations under Harbin Tech Full have been subject to relatively lower tax liabilities. The estimated tax savings for the year ended December 31, 2007 and 2006 amounted to approximately $10.3 million and $5.5 million, respectively.

Tax laws in China are subject to interpretations by relevant tax authorities. The preferential tax treatment may not remain in effect or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of China.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in RMB. Any significant fluctuation in value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

We are subject to environmental laws and regulations in the PRC.

We are subject to environmental laws and regulations in the PRC. Any failure by us to comply fully with such laws and regulations will result in us being subject to penalties and fines or being required to pay damages. Although we believe we are currently in compliance with the environmental regulations in all material respects, any change in the regulations may require us to acquire equipment or incur additional capital expenditure or costs in order to comply with such regulations. Our profits will be adversely affected if we are unable to pass on such additional costs to our customers.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in the PRC.

Because our executive officers and several of our directors, including our chairman of the Board of Directors, are Chinese citizens, it may be difficult, if not impossible, to acquire jurisdiction over these persons in the event a lawsuit is initiated against us and/or our officers and directors by a stockholder or group of stockholders in the United States. Also, because the majority of our assets are located in the PRC, it would also be extremely difficult to access those assets to satisfy an award entered against us in the U.S. court.

The legal system in China has inherent uncertainties that may limit the legal protections available in the event of any claims or disputes with third parties.

The legal system in China is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. As China’s foreign investment laws and regulations are relatively new and the legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Risks relating to the offering

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.

There is a limited public market for our common stock, which began trading on The Nasdaq Global Market on January 31, 2007, and there can be no assurance that a trading market will develop further or be maintained in the future. As of October 27, 2008, the closing price of our common stock on The Nasdaq Global Market was $6.73 per share.

The sale of material amounts of our common stock could reduce the price of our common stock.

Our director and executive officers own 51.2% of our outstanding shares as of September 30, 2008. Sales of significant amounts of shares held by our directors and executive officers, or the prospect of these sales, could adversely affect the market price of our common stock. As shares of our common stock are sold and options to purchase shares of our common stock are issued pursuant to our stock option plan, if and to the extent that these stockholders and/or option holders sell our common stock, the price of our common stock may decrease due to the additional shares in the market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “we believe,” “our company believes,” “management believes” and similar language. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions. Our actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update or revise them, whether as a result of new information, future events or otherwise. In addition, our historical financial performance is not necessarily indicative of the results that may be expected in the future and we believe that such comparisons cannot be relied upon as indicators of future performance.

USE OF PROCEEDS

We have registered these shares as a result of registration right granted to the Selling Stockholders. We will not receive any proceeds from the sale of shares to be offered by the Selling Stockholders. The proceeds from the sale of the Selling Stockholders’ shares of common stock will belong to the Selling Stockholders.

SELLING STOCKHOLDERS

The table below sets forth certain information concerning the resale of the shares of common stock by the Selling Stockholders. Unless otherwise described below, to our knowledge, neither the Selling Stockholders nor any of their affiliates have held any position or office with, been employed by or otherwise have had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

On June 24, 2008, we entered a Purchase Agreement with certain Selling Stockholders, as listed in the table below, pursuant to which, on June 25, 2008, we sold to the Investors 3.5 million shares of our common stock (the “Shares”) at $14.13 per share for a total aggregate purchase price of $49,455,000 (the “Purchase Price”), in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Financing”).

In connection with the Financing, we entered a Registration Rights Agreement pursuant to which we agreed, among other things, to prepare and file this registration statement no later than 30 days from the closing of the Financing (the “Filing Deadline”) and to have such registration statement declared effective no later than, (i) if the registration statement is not subject to a review by the Securities and Exchange Commission (the “Commission”), the earlier of the fifth business day following the date of which the Company is notified by the Commission that the registration statement will not be reviewed or is no longer subject to further review and comment and 60 calendar days following the filing or (iii) if the registration statement is subject to a review by the Commission, 120 calendar days following the Filing Deadline. If the registration statement is not declared effective by the required date, the Company will be required to pay liquidated damages to the Selling Stockholders equal to 1.0% of the aggregate Purchase Price paid by such Selling Stockholders for each month that the Company does not file the registration statement or cause it to be declared effective. Notwithstanding the foregoing, in no event shall liquidated damages exceed 10% of the aggregate amount of the Purchase Price.

The Selling Stockholders may offer all or some portion of the shares of the common stock. Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the Selling Stockholders upon completion of sales pursuant to this prospectus. In addition, the Selling Stockholders may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

We will not receive any proceeds from the resale of the common stock by the Selling Stockholders.

The Selling Stockholders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and Regulation M, including the rules and regulations promulgated thereunder. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Stockholders or any other such persons. Furthermore, pursuant to Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered hereby.

OWNERSHIP OF COMMON STOCK BY SELLING STOCKHOLDERS

Name of Selling Stockholder	Shares Beneficially Owned Before the Offering	Percentage of Ownership Prior to the Offering (1)	Number of Shares Offered Hereby	Shares Beneficially Owned After the Offering (1)

JCF US Venture Fund c/o BBH&CO.	49,275	* %	49,275	0

Band & Co., fbo Ohio National Fund Small Cap Growth Portfolio	9,200	*	9,200	0

Brookbend & Co.	541,525	2.46%	541,525	0

Black River Small Capitalization Fund Ltd.	353,857	1.6%	353,857	0

Black River Commodity Clean Energy Investment Fund LLC	141,543	*	141,543	0

Robert Mark Sussman & Robynn N. Sussman JTWROS	50,000	*	50,000	0

Pat Riley & Chris Riley JTWROS	45,000	*	45,000	0

Granite Investments, LP	30,000	*	30,000	0

Heller Capital Investments, LLC	106,706	*	106,706	0

Octagon Capital Partners	7,926	*	7,926	0

Alder Capital Partners I, L.P.	49,570	*	49,570	0

Alder Offshore Master Fund, L.P.	20,430	*	20,430	0

Chestnut Ridge Partners, LP	14,862	*	14,862	0

Hudson Bay Fund LP	3,300	*	3,300	0

Hudson Bay Overseas Fund LTD	6,700	*	6,700	0

Ardsley Partners Fund II, LP.	153,066	*	153,066	0

Ardsley Partners Institutional Fund, LP.	99,167	*	99,167	0

Ardsley Offshore Fund	93,917	*	93,917	0

Marion Lynton	3,850	*	3,850	0

Ardsley Partners Renewable Energy Fund, LP.	51,600	*	51,600	0

Ardsley Partners Renewable Energy Offshore Fund	89,400	*	89,400	0

HFR HE Ardsley Master Trust	9,000	*	9,000	0

Philip Hempleman & Colleen Hempleman JTWROS	100,000	*	100,000	0

Philip J. Hempleman 2008 GRAT, Philip J Hempleman TTEE	50,000	*	50,000	0

Abax Lotus Ltd.	247,700	1.12%	247,700	0

GLG North American Opportunity Fund	198,160	*	198,160	0

Atlas Master Fund, Ltd.	148,620	*	148,620	0

Whitebox Intermarket Partners, LP	212,313	*	212,313	0

UBS O'Connor LLC F/B/O: O'Connor Pipes Corporate Strategies Master Limited	127,739	*	127,739	0

Straus - GEPT Partners, L.P	40,000	*	40,000	0

Straus Partners, L.P	60,000	*	60,000	0

Pacific Asset Partners,	39,632	*	39,632	0

Guerrilla Partners, LP	17,000	*	17,000	0

Hua-Mei 21st Century Partners, LP	33,000	*	33,000	0

Pequot Scout Fund, LP	155,524	*	155,524	0

Pequot Navigator Offshore Fund, Inc.	42,636	*	42,636	0

Richard P. Kiphart	97,782	*	97,782	0

* Indicates less than one percent.

(1) Based on 22,002,078 shares of Common Stock outstanding on September 30, 2008.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The Selling Stockholders may also engage in puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Stockholder. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act. In connection with sales of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the Selling Stockholders against certain claims, damages and liabilities, including liabilities under the Securities Act.

The Selling Stockholders have advised us that they have not entered any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any Selling Stockholder. If we are notified by any Selling Stockholder that any material arrangement has been entered with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The consolidated statement of operations data for the years ended December 31, 2007, 2006, 2005, 2004 and the period from April 10, 2003 (Inception) to December 31, 2003 and the consolidated balance sheet data presented below as of December 31, 2007, 2006, 2005, 2004 and 2003, are derived from our audited consolidated financial statements and related notes, included elsewhere in this prospectus. These audited consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and for the years ended December 31, 2007 and 2006 have been audited by Moore Stephens Wurth Frazer and Torbet, LLP, an independent registered public accounting firm, and for the years ended December 2005, 2004 and for the period from April 10, 2003 (Inception) to December 31, 2003 have been audited by Kabani & Company, Inc., an independent registered public accounting firm.

The consolidated statement of operations data for the six months ended June 30, 2008 and 2007, and the consolidated balance sheet as of June 30, 2008, are derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements, and have included, in our opinion, all adjustments, consisting only of normal, recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

This data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Six months ended June 30,		Year ended December 31,				Period from April 10, 2003 (Inception) to December 31,
	2008	2007	2007	2006	2005	2004	2003
	(unaudited)	(unaudited)
Revenue	$46,417,258	$27,615,907	$65,402,864	$40,415,777	$23,643,664	$4,858,650	$—
Cost of revenue	(24,201,647)	(13,537,609)	(32,967,887)	(20,754,282)	(12,083,957)	(2,289,750)	—

Gross profit	22,215,611	14,078,298	32,434,977	19,661,495	11,559,707	2,568,900	—
Selling, R&D general and administrative expenses	(5,355,151)	(3,413,680)	(8,723,685)	(5,667,260)	(1,595,443)	(279,934)	(14,695)

Income (loss) from operations	16,860,460	10,664,618	23,711,292	13,994,235	9,964,264	2,288,966	(14,695)

Net Income	$11,584,179	$7,960,219	$16,902,684	$18,438,512	$10,000,158	$2,311,333	$(3,880)

Basic earnings per share	$0.63	$0.48	$0.99	$1.11	$0.67	$0.36	$(22.82)

Diluted earnings per share	$0.58	$0.42	$0.91	$1.01	$0.66	$0.36	$(22.82)

Dividends declared per share	—	—	—	—	—	—	—

Weighted average number of shares outstanding

Basic	18,424,823	16,600,507	17,082,300	16,600,451	14,934,667	6,355,166	170

Diluted	19,998,192	18,739,186	18,634,739	18,306,569	15,143,891	6,355,166	170

Consolidated Balance Sheet Data:

	As of June 30,	As of December 31,
	2008	2007	2006	2005	2004	2003
	(unaudited)					(unaudited)
Cash	$87,775,039	$45,533,893	$67,313,919	$5,739,019	$2,210,803	$309,260
Accounts receivable, net	26,151,560	23,216,543	8,827,799	5,842,840	25,995
Property, plant and equipment	32,252,654	23,858,035	9,219,534	7,783,001	417,965	18,464
Total assets	200,545,340	132,649,253	92,958,821	24,795,156	4,083,834	396,231
Total current liabilities	3,731,165	4,066,575	2,770,898	192,237	243,040	1,835
Total liabilities	48,249,773	48,032,678	47,928,577	192,237	243,040
Total stockholders’ equity	152,295,567	84,616,575	45,030,244	24,602,919	3,840,794	722,120

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report.

Company Overview

We were incorporated under the laws of the state of Nevada and, along with our wholly-owned subsidiaries, are headquartered in Harbin, China. We manufacture, design, supply and service customized linear motors, motor/controller automation systems, automobile specialty micro-motors, and other special motors for domestic China and other international markets. Our products are purchased by a broad range of customers, including those involved in the oil services, factory automation, packaging, logistic systems, food industries, and mass transportation systems.

We are subject to risks common to companies operating in China, including risks inherent in our distribution and commercialization efforts, uncertainty of foreign regulatory and marketing approvals and laws, reliance on key customers, enforcement of patent and proprietary rights, the need for future capital and retention of key employees. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Critical Accounting Policies and Estimates

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, require significant judgments and estimates on the part of management. Our critical accounting policies and estimates present an analysis of the uncertainties involved in applying a principle, while the accounting policies note to the financial statements (Note 2) describe the method used to apply the accounting principle.

Accounts Receivable

We use estimates in determining our allowance for bad debts that are based on our historical collection experience, current trends, credit policy and a percentage of our accounts receivable by aging category. In determining these percentages, we review historical write-offs in our receivables. In determining the appropriate reserve percentages, we also review current trends in the credit quality of our customers, as well as changes in our internal credit policies.

We maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than anticipated, or for customer-specific circumstances, such as financial difficulty.

Reserves for potential credit losses were $44,552 and $116,238 as of December 31, 2006 and 2007, respectively. No amounts were written off during the periods indicated. If our estimate of our allowance is understated in future periods, operating income would be reduced.

Inventories

Inventory levels are based on projections of future demand and market conditions. Inventories are stated at cost, not in excess of market, using the weighted average cost method. Any sudden decline in demand and/or rapid product improvements and technological changes can result in excess and/or obsolete inventories. Because most of our products are customized and unique to a particular customer, there is a risk that we will forecast inventory needs incorrectly and purchase or produce excess inventory. As a result, actual demand may differ from forecasts, and such differences, if not managed, may have a material adverse effect on future results of operations due to required write-offs of excess or obsolete inventory. To mitigate such exposure, we require a binding purchase order or a signed agreement by our customer agreeing to pay for and take possession of finished goods inventory parts for the duration of the agreement.

On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. We have experienced no inventory write downs since our inception. Accordingly, we have not created any reserve for obsolete inventory, consistent with our historical experience. To the extent we increase our reserves for future periods, operating income will be reduced.

Revenue Recognition

Our revenue recognition policies comply with Staff Accounting Bulletin (SAB) 104 and SFAS 48. SAB 104 requires that revenue can only be recognized when it is realized or realizable and earned. Revenue generally is realized or realizable and earned when all four of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the price is fixed and determinable; and (4) collectability is reasonably assured. For products that are required to be examined by customers upon receiving shipments, sales revenue is recognized after the customer examination is passed.

Determination of criterion (4) is based on our judgments regarding the collectability of those amounts. Historically, we have not encountered any significant problems with collectability and thus have determined that it is not necessary to defer revenue recognition on that basis. Should changes in conditions cause us to determine this criterion is not met for certain future transactions, revenues for any reporting period could be adversely affected by delaying recognition of such revenues.

In addition, our revenue recognition could be negatively impacted by returns. However, we make custom products which are customer specific, and no returns are allowed. We warrant our product for repair, only, in the event of defects for two years from the date of shipment. Historically, we have not experienced significant defects, and replacements for defects have not been material. We charge such costs to cost of goods sold. For the years ended December 31, 2007 and 2006 such returns and allowances were $0. Should returns increase in the future it would be necessary to adjust our estimates, in which case recognition of revenues could be delayed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of SFAS 123R. The Company uses the Black-Scholes-Merton option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the length of time employees will retain their stock options before exercising them (“expected term”), the estimated volatility of the Company’s common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized on the consolidated statements of earnings.

Derivative Financial Instruments

The Company uses a cross-currency interest rate swap to hedge its exposure under the 2012 Notes. The derivative is initially recognized in the balance sheet at cost and subsequently re-measured at fair value each reporting period. Changes in the fair values of derivatives accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income, net of deferred taxes; changes in fair values of derivative financial instruments not qualifying as hedges are reported in income.

At the inception of a hedge transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking the hedge. This process includes linking all derivatives designated to specific firm commitments of forecast transactions. The Company also documents its assessment, both at inception and on an ongoing basis, of whether the derivative financial instruments that are used to hedge are highly effective in offsetting changes in fair values or cash flows of hedged items.

Change in Accounting Principle

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”). FSP EITF 00-19-2 requires contingent obligations under a registration payment arrangement to be recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies” (“FAS 5”). FAS 5 requires loss contingencies to be accrued and expensed if they are probable and reasonably estimable.

Upon adoption of FSP EITF 00-19-2, any warrants originally classified as a liability under EITF 00-19 that would have been classified as equity without regard to the registration payment arrangement should be reclassified. The transition to the accounting treatment under FSP EITF 00-19-2 is shown in the accompanying financial statements through (1) a cumulative-effect adjustment to the opening balance of retained earnings, as of January 1, 2007 and (2) reclassifying the warrants issued in October 2006 (the “2006 Warrants”) to equity at their fair value on the date of grant. The adjustment totaled $6,353,033 and was equal to the change in fair value of the 2006 Warrants between October 6, 2006, the date they were issued, and December 31, 2006, the last day of the reporting period before adoption of the FSP. Additionally, the warrants were reclassified as equity at $22,921,113, their fair value on October 6, 2006. The adoption of FSP EITF 00-19-2 did not have an impact on financial statements prior to 2007.

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

In December 2007, the FASB issued SFAS 141R, “Business Combinations,” which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. This statement replaces FASB Statement No. 141 and applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. The Company believes that adoption of the FAS 141R will have a material effect on future acquisitions.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement will not have an impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have an impact on the Company’s financial statements.

In June 2008, the FASB issued Emerging Issues Task Force Issue 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF No. 07-5”). This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of Statement of Financial Accounting Standard No 133 “Accounting for Derivatives and Hedging Activities” (“SFAS 133”) specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF No.07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. Management is currently evaluating the impact of adoption of EITF No. 07-5 on the accounting for the convertible notes and related warrants transactions.

In June 2008, FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5 (“EITF No. 08-4”)”. The objective of EITF No.08-4 is to provide transition guidance for conforming changes made to EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, that result from EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Early application is permitted. Management is currently evaluating the impact of adoption of EITF No. 08-4.

Results of Operations

The following table presents our unaudited quarterly results of operations for each of our last nine quarters ended June 30, 2008. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as our audited consolidated financial statements. This unaudited financial information reflects all adjustments, including normal recurring adjustments, which, in the opinion of management, are necessary to state fairly the results of our operations for the interim periods. Results of operations for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	June 30, 2008	March31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Revenues	$23,959,073	$22,458,185	$19,286,919	$18,500,038	$13,989,693	$13,626,214	$12,008,721	$9,817,053	$9,711,345
Gross Profit	11,456,134	10,759,477	9,294,988	9,061,691	7,220,370	6,857,928	5,782,471	4,804,497	4,800,792
Operating Income	8,224,637	8,635,823	5,984,361	7,062,313	5,538,993	5,125,625	4,404,658	2,772,657	3,659,950
Net Income	6,230,943	5,353,236	4,178,243	4,764,222	4,556,156	3,404,063	6,683,115	4,283,156	3,677,745
Income per share
Basic	0.33	0.29	0.23	0.28	0.27	0.21	0.40	0.26	0.22
Diluted	0.31	0.27	0.21	0.26	0.24	0.19	0.33	0.24	0.21

Three Months Ended June 30, 2008 Compared to Three Months Ended June 30, 2007

Revenue

For the three months ended June 30, 2008, we generated net revenues of $23.96 million compared to $13.99 million for the three months ended June 30, 2007, representing an increase of 71% year-over-year. Linear motors and related integrated application systems contributed 45% to total revenues, automobile specialty micro-motors contributed 38%, and controllers, armatures, and other special motors contributed 17% compared to 66%, 0%, and 34%, respectively, for the three months ended June 30, 2007.

The 71% year-over-year increase in revenues was primarily driven by new product sales from the automobile specialty micro-motors and type permanent magnetic oil pumps (“Tower Type Oil Pumps”), which contributed approximately $9 million and $3 million to total revenues, respectively.

The Company’s products that were exported directly to markets outside China amounted to 13% of total sales in the three months ended June 30, 2008.

Gross Profit

Gross profit for the three months ended June 30, 2008 increased 59% to $11.46 million, from $7.22 million for the three months ended June 30, 2007, primarily due to increased sales. Gross profit margin was 48% in the second quarter of 2008 compared to 52% in the second quarter of 2007. The decline in gross profit margin was mainly due to changes in the product mix attributable to the new automobile micro-motor product line, which has lower gross profit margin. The gross profit margin was 52% for linear motors and 40% for automobile specialty micro-motors. Changes in raw materials prices did not have a material impact on gross margins for the quarter.

Operating Profit

The Company achieved a 48% year-over-year growth in operating profit, to $8.22 million in the three months ended June 30, 2008, from $5.54 million in the three months ended June 30, 2007. The significant growth in operating profit was primarily attributable to new sales from the automobile micro-motors business and vertical type permanent magnetic oil pumps. Operating margin declined to 34% for the three months ended June 30, 2008, versus 40% for the same quarter of prior year, primarily due to lower gross profit margin in our automobile micro-motors business and higher selling, general and administrative expenses.

Selling, general and administrative expense (SG&A) was $3.04 million for the quarter, compared to $1.45 million in the same quarter of 2007. The year-over-year dollar increase in SG&A was primarily a result of business expansion and increased sales activities. Shipping and handling costs were $203,461 for the quarter ended June 30, 2008 compared to $122,357 for the same quarter in 2007. Stock based compensation totaled $456,233 and $246,458 for the quarters ended June 30, 2008 and 2007, respectively.

As a percentage of total sales, the Company’s total SG&A expenses increased to 13% in this quarter from 10% in the same quarter last year. The Company expects the total SG&A expenses as a percentage of sales to be in the range of 10% to 12% on average.

Interest expense

Net interest expense was $1.20 million and $1.75 million for the three months ended June 30, 2008 and 2007, respectively. The net interest expense also includes non-cash amortization expense of the debt discount and debt issuance cost, which totaled $1.08 million and $1.26 million for the three months ended June 30, 2008 and 2007, respectively.

Income Tax

According to the Provisional Regulations of the People's Republic of China on Income Tax and the approval by the local tax bureau and the Management Regulation of Harbin Economic and Technological Development Zone, from July 1, 2004 through December 31, 2007, the Company was exempted from income tax. From January 1, 2008 to December 31, 2010, the Company has been approved to have its tax rate reduced to 10%, and the local government has further approved a rebate of 2.5% of the local income tax to the Company. This rebate is included in Non-Operating Income.

The Company recorded a provision for income tax of $1.06 million for the three months ended June 30, 2008 versus none for the three months ended June 30, 2007. Total income tax paid amounted to $1.02 million and $0 for the six months ended June 30, 2008 and 2007, respectively.

Net Income

Net income for the three months ended June 30, 2008 was $6.23 million compared to $4.56 million for the three months ended June 30, 2007, representing a year-over-year increase of 37%. Earnings per diluted share were $0.31 and $0.24 for the three months ended June 30, 2008 and 2007, respectively. The income tax that the Company began to pay on earnings has resulted in a significant reduction in our growth of net earnings compared to previous periods. Higher SG&A costs for the second quarter of 2008 versus the second quarter of 2007 also negatively affected the net earnings. Additionally, the Company received $763,408 in government grants in the second quarter of 2007, while none in the second quarter of 2008, also affected the comparison of the two periods unfavorably.

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

Revenue

For the six-month period ended June 30, 2008, we generated net revenues of $46.42 million compared to $27.62 million for the six-month period ended June 30, 2007, an increase of 68%. Linear motors and related integrated application systems contributed 44% to total revenues, automobile specialty micro-motors contributed 38%, and controllers, armatures, and other special motors contributed 18% compared to 76%, 0%, and 24%, respectively, for the six months ended June 30, 2007.

The 68% year-over-year increase in revenues was primarily driven by new product sales from the automobile specialty micro-motors and the Tower Type Oil Pumps, which contributed approximately $18 million, and $5 million to total revenues, respectively. The growth in new product sales was partially offset by slightly lower sales in other product types. Contributions from the automobile specialty micro-motors business and from the sales of the oil pump did not begin until the second half of 2007.

The Company’s products that were exported directly to markets outside China amounted to 15% of total sales in the six months ended June 30, 2008.

Gross Profit

The Company achieved a gross profit of $22.22 million for the six months ended June 30, 2008, compared to $14.08 million for the six months ended June 30, 2007. The increase is directly related to our increases in sales levels. Gross margin was 48% for the six months ended June 30, 2008 compared to 51% for the six months ended June 30, 2007. The decline in gross profit margin was mainly due to changes in the product mix attributable to the new automobile micro-motor product line, which has lower gross profit margin. The average gross profit margin was 52% for linear motors and 40% for automobile specialty micro-motors. Changes in raw materials prices did not have a material impact on gross margins for the quarter.

Operating Profit

The Company recorded a 58% growth in operating profit, to $16.86 million in the six months ended June 30, 2008 from $10.66 million in the six months ended June 30, 2007. The significant growth in operating profit was primarily attributable to the growth in sales from the automobile micro-motors and from the oil pumps. Operating margin was 36% for the six months ended June 30, 2008 versus 39% for the same six-month period in the prior year. The slight decline in operating margin was mainly due to lower gross profit margin in our automobile micro-motors business.

Selling, general and administrative expense accounts for expenses associated with sales and marketing of the Company's products, costs of maintaining the Company's facilities, salaries, including stock based compensation, as well as expenses associated with the Company’s listing on NASDAQ, such as fees related to legal, auditing, board of directors, liability insurance, professional consultation, financial reporting and filing. SG&A expenses totaled $5.07 million for the six months ended June 30, 2008, compared to $2.96 million in the same period of 2007. The year-over-year dollar increase in SG&A was primarily a result of business expansion and increased sales activities. Shipping and handling costs were $433,887 for the six months ended June 30, 2008 compared to $218,175 for the same six month period in 2007. Stock based compensation totaled $912,465 and $492,916 for the six months ended June 30, 2008 and 2007, respectively.

As a percentage of revenue, SG&A expenses were at 12% for both periods, within the Company’s expected range.

Interest expense

Net interest expense was comprised of the amortization of debt discount, amortization of debt issuance costs, accrued interest expense for the semiannual interest due on our $50 million debt, and offset by interest income earned on cash deposits and interest rate swap agreement with Merrill Lynch signed April 2, 2007.

Net interest expense was $3.48 million for the six months ended June 30, 2008, which was at about the same level of 2007. Included in the net interest expense was $409,796 and $312,649 interest income earned on cash deposits for the six months ended June 30, 2008 and 2007, respectively.

During the six months ended June 30, 2008 and 2007, the Company recorded interest income of $192,731 and $297,637, respectively, from Merrill Lynch on the cross currency swap agreement. As of June 30, 2008, $192,731 was recorded as hedge receivable, and $297,637 was received by the Company in July 2007.

The non-cash amortization expense for debt discount and debt issuance cost totaled $2.65 million and $2.51 million for the six months ended June 30, 2008 and 2007, respectively. This non-operating charge reduced earnings by $0.13 per diluted share for both periods. As of June 30, 2008, the unamortized debt discount totaled $14,575,398.

The Company paid $2,120,346 for interest for the six months ended June 30, 2008 and $1,998,896 for interest for the six months ended June 30, 2007.

Income Tax

According to the Provisional Regulations of the People's Republic of China on Income Tax and the approval by the local tax bureau and the Management Regulation of Harbin Economic and Technological Development Zone, from July 1, 2004 through December 31, 2007, the Company was exempted from income tax. From January 1, 2008 to December 31, 2010, the Company has been approved to have its tax rate reduced to 10%, and the local government has further approved a rebate of 2.5% of the local income tax to the Company. This rebate is included in Non-Operating Income.

The Company recorded a provision for income tax of $2.05 million for the six months ended June 30, 2008 versus none for the six months period in 2007.

Net Income

Net Income for the six months ended June 30, 2008 was $11.58 million compared to $7.96 million for the six months ended June 3, 2007, representing a year-over-year increase of 46%. This increase in net income was mainly due to new sales driven primarily by the automobile micro-motor business and the tower-type permanent magnetic linear motor oil pumps. Earnings per diluted share grew 36% from $0.42 in the six months ended June 30, 2008 to $0.58 in the six months ended June 30, 2007. The income tax that the Company began to pay on earnings has resulted in a significant reduction in our growth of net earnings compared to previous periods.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenue

Revenue for 2007 increased by $25.0 million, or 62%, to $65.4 million, compared to sales of $40.4 million in 2006. Total sales consisted of 56% from linear motors and its integrated application systems, 16% from automobile specialty micro-motors, and 28% from controllers, amatures, and other special motors. For comparison, total sales in 2006 consisted of 67% from linear motors and its integrated application systems, 0% from automobile specialty micro-motors, and 33% from controllers, armatures and other special motors.

The 62% year-over-year sales growth were driven by increased sales from our existing customers and from our acquisition of Harbin Taifu Auto Electric Co., Ltd., a manufacturer of automobile specialty micro-motors, which the Company acquired in July 2007. Sales of automobile specialty micro-motors contributed approximately $10.5 million to 2007 revenues, representing 42% of total growth over 2006. The remaining 58% of the growth is attributable to our existing customers that increased the purchases of our linear motors, armature and micro-motor products, and our new product Tower Type Oil Pump launched in 2007. We delivered 13 units of the Tower Type Oil Pump in 2007.

The Company’s products sold directly to markets outside of China have also increased to 12.4% of total sales in 2007 from 3.1% in 2006, reflecting the rapid growth of our international business.

Gross Profit

The Company achieved increased gross profit of $32.43 million in 2007, compared to $19.66 million in 2006, representing a 65% increase, primarily driven by higher sales volume and improved product mix. The overall gross profit margin, as a percentage of revenue, was 49.6% in 2007 compared to 48.6% in 2006. The slight increase in gross profit margin is largely driven by sales growth from our higher margin linear motors including Tower Type Oil Pump. The gross profit margin was 52% for linear motors and 44% for automobile specialty micro-motors. Gross profit margin for our Tower Type Oil Pump was 53%. Changes in raw materials pricing did not have a material impact on our gross margins in either 2007 or 2006.

The overall gross profit margin is expected to decline gradually as the sales of our lower margin automobile micro-motors is expected to increase, due to its expected faster growth than linear motors in the next few years. Additionally, we expect that the overall gross profit margin is likely to be impacted due to the business expansion and broadened product offerings driven by our multifaceted growth strategies. Our long-term objective is to maintain gross profit margins above the respective industry averages. We are confident that our technology focus and our product development capabilities will allow us to stay competitive long term.

Operating Expenses

Our total operating expenses consist of costs associated with research and development (R&D) as well as selling, general and administrative costs (SG&A). SG&A accounts for expenses associated with sales, marketing of the Company’s products, costs of maintaining the Company’s facilities, salaries, as well as amounts allocated to stock based compensation through options grants. The Company incurred total operating expenses of $8,723,685 in 2007, compared to $5,667,260 in 2006. This represents an increase of $3,056,425, or 53.9%, year-over-year, primarily due to higher selling, general and administrative expense offset, partially by lower research and development costs.

Selling, general and administrative expense amounted $7,659,611, or 11.7% of sales, in 2007, compared to $4,175,944, or 10.3% of sales, in 2006. The year-over-year increase in SG&A is primarily due to higher shipping, sales and marketing, and administrative costs, as a result of volume growth and increased sales activity. Additionally, higher consulting, auditing, legal and administrative expenses associated with our listing on NASDAQ beginning in January 2007 contributed significantly to the increase in SG&A costs.

Shipping and handling costs totaled $647,585 and $278,144 for the years ended December 31, 2007 and 2006, respectively. Advertising costs were $1,183 and $259,975 for the years ended December 31, 2007 and 2006, respectively. Stock based compensation expense totaled $1,584,234 in 2007, compared to $918,088 in 2006. The Company issues stock options to attract and retain talent. In 2007, the Company hired new executives to strengthen the management team. The year-over-year increase of stock based compensation expense reflects the vesting activities arising from new options issued in 2007 and the options issued in prior years.

Research and development costs were $1.06 million or 1.6% of sales in 2007, compared to $1.49 million or 3.7% of sales in 2006, representing a 28.6% decrease year-over-year. The higher spending on R&D in 2006 was primarily due to the initiation of many new projects including the joint research and development project with the Institute of Electrical Engineering of the Chinese Academy of Sciences (“IEECAS”) to produce an urban mass transportation train system driven by linear motors. As we are a technology-oriented manufacturer focusing on innovation and creativity, investing in research and development is an important part of our business strategy. Going forward, our R&D spending could increase to support the future growth of the company. As a percent of sales, we expect the R&D spending to remain in the 3% to 5% range.

However, as a percentage of total sales, the Company’s total operating expense declined year-over-year to 13.3% in 2007 from 14.0% in 2006, reflecting the Company’s cost control efforts and improved efficiency given the substantial year-over-year revenue growth.

The Company achieved a 69% year-over-year growth in operating profit, which was $23.71 million in 2007 compared to $13.99 million in 2006. The significant growth in operating profit is primarily attributable to our sales growth. Operating margin for 2007 was 36.3%, up from 34.6% in 2006, reflecting the improved operating efficiency and product mix.

Interest Expense (net)

Net interest expense for 2007 was $6.62 million compared to net interest expense of $2.45 million for 2006. The increase in net interest expense is primarily because the Company paid a full year interest expense in 2007 on the $50 million debt issued in August 2006. The interest expense in 2007 was offset by $1.81 million interest income earned on cash deposits and an interest rate swap agreement with Merrill Lynch signed in April 2007.

The net interest expense also includes non-cash amortization expense of debt discount on the 2010 Notes and 2012 Notes, which totaled $4,532,132 and $1,510,711, respectively, in 2007 and 2006. This non-operating charge reduced the annual earnings by $0.24 per diluted share in 2007 and $0.08 per diluted share in 2006. As of December 31, 2007, the unamortized debt discount totaled $16,878,269.

Non-operating Income

The Chinese government makes research and development grants to all new technology and innovative manufacturers. The grant received from the government was recorded as additional paid in capital. The Company received $764,163 (RMB 5.8 million) in 2007 to support our participation in the urban mass transportation railway system project, while for 2006, the grant was $0. The grant income can be continuous but the Company cannot forecast or control amounts to be received.

Change in Fair Value of the Warrants

Due to the change in accounting principle as discussed above, the Company made an adjustment for 2006 in the carrying value of the 2006 Warrants. The adjustment totaled $6,353,033 and was equal to the change in fair value of the 2006 Warrants between October 6, 2006, the date they were issued, and December 31, 2006, the last day of the reporting period before adoption of the change in accounting principle. Additionally, the 2006 Warrants were reclassified as equity at $22,921,113, their fair value on October 6, 2006.

The non-cash adjustment increased the net income by approximately $6.35 million for 2006 while this non-cash income is absent for 2007. Excluding this non-cash item, the net income for 2006 would have been $12.09 million versus the reported $18.44 million.

Net Income

Net Income for 2007 was $16.90 million ($0.91 per diluted share) compared to $18.44 million ($1.01 per diluted share) for 2006. However, the 2006 net income includes non-cash income of approximately $6.35 million as a result of an accounting adjustment in fair value of the warrants due to changes in accounting principle, while this non-cash income is absent for 2007. This accounting adjustment increased the net earnings by $0.35 per diluted share in 2006.

Excluding the 2006 accounting adjustment, 2007 net income of $16.90 million ($0.91 per diluted share) increased 40% over 2006 net income of $12.09 million ($0.66 per diluted share). This increase in net income was mainly due to sales to new customers, new products, and increased sales to our existing customers, especially the sales of our automobile specialty micro-motors and the Tower Type Oil Pump products. Our weighted average diluted shares was 18,634,739 in 2007 compared to 18,306,569 for 2006. The increase was mainly driven by increased options and warrants exercised in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Total sales for 2006 increased 71% to $40.42 million, compared to sales of $23.64 million in 2005. Sales of linear motor, special motors and motor system products drove the growth during 2006. Approximately half of the growth in revenues for 2006 came from new customers. Industrial electric linear motors and other special motors continued to comprise significantly all of our total product sales in 2006.

Gross Profit

Gross profit was $19.66 million in 2006 compared to $11.56 million in 2005. Gross profit margin was 48.6% in 2006 compared to 48.9% in 2005. The small decrease in gross profit margin is largely attributable to the diversity of product mix. Changes in raw materials pricing did not impact gross margins in either 2006 or 2005. A continued focus on product design improvements combined with improved manufacturing efficiencies and increased sales volume will account for a sustained gross margin at these levels going forward, in our view.

Operating Expenses

Research and development costs were $1.49 million or 3.7% of sales in 2006 compared to $.750 million or 3.2% of sales in 2005. Increased spending on R&D is direct result of our strategy to improve our product base. In addition, during 2006, our subsidiary, Harbin Tech Full, entered into a joint research and development agreement with the IEECAS to produce a train and system to be tested at the Beijing Airport railway line in the PRC.

Operating profit was $13.99 million in 2006 compared to $9.96 million in 2005. Operating margin for 2006 was 34.6% down from 42.1% in 2005. Total operating expenses increased to 14.0% of sales in 2006 compared to 6.7% in 2005. The increase in operating expenses during 2006 was largely due to businesses expansion, increased spending on R&D, FAS 123(R) non cash stock compensation expense, and extra advisory fees in connection with our August 2006 debt fundraising. Stock compensation expense totaled approximately $918,088 or $ $0.05 diluted share in the year ended December 31, 2006. In the year ended December 31, 2005, no such expense was recorded, as we did not have any stock options awarded during that period that had material intrinsic value.

Other Income (net)

Other income decreased to loss of $1.91 million in 2006 from gain of $.035 million in 2005. Changes in other income mainly included a gain on the sale of marketable securities during 2006 and our increased interest expense. The total proceeds from the sale of marketable securities were $1,093,165 during the year ended December 31, 2006, and the realized gain was $577,071 during the year ended December 31, 2006. The Company determines cost on specific identification method. All marketable securities held in 2005 were sold during 2006 and the related unrealized gains totaling $587,171 were released from other comprehensive income. As of December 31, 2006, the Company did not have any marketable securities on hand.

Interest Expense (net)

Interest expense for 2006 was $2.45 million compared to interest income $.035 million in 2005. The increase is solely attributable to debt service on the 2010 Notes and 2012 Notes.

Change in Fair Value of the Warrants

Gain from the change in fair value from revaluation of the 2006 Warrants was $6.35 million for 2006. There was no such gain or loss for the year ended December 31, 2005.

Net Income

Net Income for 2006 was $18.44 million compared to $10.0 million for 2005. Net margin increased to 45.6% for 2006 from 42% in 2005. The increase was driven mainly by increased sales volumes of our motor products, and the non cash gain from the change in fair value of warrants. Diluted earnings per share, which include the non cash gain from fair value of warrants, grew to $1.01 in 2006 compared to $0.67 in 2005. Our total diluted share count at the end of 2006 was 18,306,569 compared to 15,143,891 at the end of 2005. The increase was driven by warrants granted to investors and options granted to employees during 2006.

Liquidity and Capital Resources

Six Months Ended June 30, 2008 and 2007

As of June 30, 2008, cash and cash equivalents were $87.78 million, compared to $45.53 million on December 31, 2007. The net increase during the six months ended June 30, 2008 was due mainly to the proceeds received from the equity offering closed on June 24, 2008, which were partially offset by increases in accounts receivables, debt repayment during the period, and prepayments made for equipment purchases and fixed assets construction. The offering proceeds were used in the July acquisition of Hengda.

On March 1, 2008, the Company made the first required semi-annual principal payment of $2 million on the 2010 Notes.

In August 2006 the Company’s subsidiary Harbin Tech Full signed an R&D Agreement with the Institute of Electrical Engineers of the Chinese Academy of Science (“IEECAS”). Under the R&D Agreement, Harbin Tech Full is obligated to invest approximately $2.19 million (of which approximately $1.46 million previously has been paid) during the period ending in early 2009. On September 8, 2006 the Company’s subsidiary Harbin Tech Full signed a Land Use Agreement for a plot of land in Shanghai. Harbin Tech Full is obligated to make an additional fee payment of approximately $1.27 million (the timing of which is dependent upon completion of certain regulatory applications and receipt of a regulatory permit for work commencement) as well as to invest approximately $15 million in site investments. It is anticipated that, as permitted by the Indenture, the Company used a portion of the proceeds from placement of the Notes to Merrill Lynch and Citadel for such purposes.

On April 9, 2007, the Company entered an Agreement with Shelton Technology, LLC (“Shelton”), whereby the Company and Shelton agreed to work together through the Company’s newly formed, wholly-owned subsidiary, Advanced Automation Group, LLC (“AAG”), to design, develop and manufacture customized industrial automation controllers. Pursuant to the terms of the Letter of Agreement, the Company is required to contribute $3,000,000 to AAG in 3 installments: $1.2 million was paid on April 16, 2007, $800,000 was paid on July 16, 2008, and $1,000,000 is due by March 31, 2009.

On June 25, 2008, the Company sold to the Investors 3.5 million shares of the Company’s common stock, par value $0.00001 per share at $14.13 per share for a total aggregate purchase price of $49,455,000, in a transaction exempt from registration under the Securities Act of 1933, as amended. In July 2008, the Company used proceeds of the sale and existing cash to acquire Hengda and Wendeng Second Electric Motor Factory, a PRC corporation (“Wendeng”), which is operated and managed by Hengda.

Cross-currency interest rate hedge

The Company's operations are exposed to a variety of global market risks, including the effect of changes in foreign currency exchange rates and interest rates. These exposures are managed, in part, with the use of a financial derivative. The Company uses financial derivatives only to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes.

Effective April 17, 2007, the Company entered a cross-currency interest rate swap agreement with Merrill Lynch, effectively exchanging the LIBOR plus 3.35% variable rate interest payable on the $38 million principal amount of 2012 Notes for a 7.2% RMB fixed interest rate. The agreement requires semi-annual payments on March 1 and September 1 through the maturity of the agreement on September 1, 2012. Merrill Lynch required the Company to deposit $1,000,000 to secure the agreement. The deposit may be increased to $2,500,000, if the exchange rate for Renminbi to USD falls below 6.5, and to $4,000,000, if the exchange rate falls below 5.5. This swap is designated and qualified as a cash flow hedge.

The fair value of this swap agreement on December 31, 2007 was a payable of $10,844,372, and on June 30, 2008 was a payable of $11,094,006. From the December 31, 2007 to June 30, 2008, changes in fair value of the swap resulted in other comprehensive loss of $249,634, net of taxes, and an increase in liabilities. During the six months ended June 30, 2008, the Company recognized $192,731 as gain from this derivative transaction. For the six months ended June 30, 2008, no amount was recorded in the consolidated statement of income in relation to this interest rate swap related to ineffectiveness.

The Company accounts for this swap in accordance with FAS No. 133, “Accounting for Derivatives Instruments and Hedging Activity,” which requires all derivatives to be carried on the balance sheet at fair value and to meet certain documentary and analytical requirements to qualify for hedge accounting treatment. Accordingly, changes in the fair value are reported in accumulated other comprehensive income, net of related income tax effects.

Years Ended December 31, 2007, 2006 and 2005

The Company had cash and cash equivalents of $45.5 million, $67.3 million, and $5.7 million for the years ended December 2007, 2006 and 2005, respectively. The Company had a net decrease in cash and cash equivalents of $21.8 million for the year ended 2007 as compared to a net increase of $61.6 million for the year ended 2006 and a net increase of approximately $39.8 million as compared to the year ended 2005. The net decrease in cash and cash equivalents for the year ended 2007 was due mainly to the increase in working capital and prepayments made for equipment purchases and fixed assets construction, as well as a deposit made to secure derivative instruments.

The Company had net cash flows provided by operations of $9.10 million for the year ended December 31, 2007, as compared to net cash flows of $15.79 million for the year ended December 31, 2006, and net cash provided by operations of $0.876 million for the year ended 2005. The decrease in net cash flows from operations from 2006 to 2007 was mainly due to an increase in accounts receivables. The change in net cash flows from 2005 to 2006 was mainly due to an increase in net income.

Cash flows used in investing activities were $36.02 million in the year ended 2007 compared with a net usage of $4.48 million in 2006 and $2.56 million in 2005. The increase in investing activity from 2006 to 2007 was mainly due to advance payments related to new equipment purchases and investments in fixed assets, including the construction of the Shanghai facility. The increase from 2005 to 2006 was mainly due to investments in intangibles as well as property and equipment, offset by the proceeds from the sale of marketable securities during 2006.

Cash flows provided by financing activities were $713,193 for the year ended December 31, 2007 as a result of proceeds received from conversion of warrants, partially offset by deposit to secure derivative instrument. For the year ended 2006, the Company received a total of $47,045,375 proceeds from issuance of debt. Cash flows provided by financing activities were $4.8 million for 2005 as a result of cash received from the issuance of shares of common stock.

On August 29, 2006, the Company, AEM, Citadel and Merrill Lynch entered the Purchase Agreement relating to the purchase and sale of (a) $50.0 million aggregate principal amount of Notes and (b) fully detachable 2006 Warrants to purchase an aggregate of 3,487,368 shares of our common stock. The transaction closed on August 30, 2006. Interest on the Notes is payable semi-annually in arrears, commencing March 1, 2007.

The Notes are governed by an indenture, dated August 30, 2006 (the “Indenture”), entered among the Company, AEM, as guarantor, and The Bank of New York, as trustee for the Notes. Of the $50.0 million aggregate principal amount of the Notes, Citadel subscribed to $38.0 million of the principal amount of the 2012 Notes, which mature on September 1, 2012, and Merrill Lynch subscribed to $12.0 million of the principal amount of the 2010 Notes, which mature on September 1, 2010. Pursuant to the indenture, AEM has agreed, and all of our other existing and future subsidiaries (other than subsidiaries domiciled in the People’s Republic of China) are obligated, to guarantee, on a senior secured basis, to the Notes holders and to the trustee the payment and performance of our obligations.

As security for the Notes, we and The Bank of New York, as collateral agent, entered a share pledge agreement, dated August 30, 2006, to secure the Notes by pledge of all of the shares of AEM common stock held by us.

The 2010 Notes bear interest, payable semi-annually in arrears, commencing March 1, 2007, at a rate equal to LIBOR (approximately 4.60% at December 31, 2007), plus 4.75%. The six month LIBOR rate was 5.56375% as of March 1, 2008 compared to 2.8625% as of September 1, 2008. The 2010 Notes are subject to mandatory redemption semi-annually commencing March 1, 2008 in the principal amount $2,000,000 at a price equal to 100% of such principal amount.

The 2012 Notes bear interest, payable semi-annually in arrears, commencing March 1, 2007, at a rate equal to LIBOR plus 3.35%. The 2012 Notes are subject to mandatory redemption semi-annually commencing September 1, 2009 in the principal amounts of $2,400,000 on September 1, 2009, $3,800,000 on March 1, 2010, $9,900,000 on September 1, 2010 and March 1, 2011, and $4,000,000 on September 1, 2011, March 1, 2012 and September 1, 2012, in each instance at price equal to 100% of such principal amount.

On August 25, 2006 the Company’s subsidiary Harbin Tech Full signed an R&D Agreement with IEECAS. Under the R&D Agreement with IEECAS, Harbin Tech Full is obligated to invest approximately $1.88 million (of which approximately $1.25 million previously has been paid) during a period ending in early 2009. On September 8, 2006 the Company’s subsidiary Harbin Tech Full signed a Land Use Agreement for a plot of land in Shanghai. Harbin Tech Full is obligated to make an additional fee payment of approximately $1.27 million (the timing of which is dependent upon completion of certain regulatory applications and receipt of a regulatory permit for work commencement) as well as to invest approximately $15 million in site investments. As permitted by the Indenture, the Company used a portion of the Notes proceeds for such purposes.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations as of December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands).

Harbin Electric Inc. and Subsidiaries
As of December 31, 2007

Contractual obligations	Total	Less than 1yr	1-3 yrs	3-5 yrs	More than 5 yrs
Long-Term Debt Obligations - 2012 Notes	$38,000	$0	$16,100	$21,900	$0
Long-Term Debt Obligations - 2010 Notes	$12,000	$4,000	$8,000	$0	$0
Capital Lease Obligations	$0
Operating Lease Obligations	$0
Purchase Obligations	$0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	$0
Total	50,000	4,000	24,100	21,900	0

Note: Harbin paid off $2M in March 1, 2008 and another $2M on September 1, 2008 out of 2010 Notes.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

The Company's operations are exposed to a variety of global market risks, including the effect of changes in foreign currency exchange rates and interest rates. These exposures are managed, in part, with the use of a financial derivative. The Company uses financial derivatives only to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes.

Foreign Exchange Risk

We currently conduct substantially all of our operations through our PRC subsidiaries. The functional currency of our PRC subsidiaries is the Chinese RMB. The financial statements of our Chinese subsidiary are translated to United States dollars using quarter-end exchange rates as to assets and liabilities and average exchange rates as to revenues, expenses, and cash flows. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

As the majority of our net revenue, 95% of consolidated costs and expenses, and substantially all of our assets are denominated in RMB, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues and financial condition. For example, if the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings, and assets, as expressed in our U.S. dollar financial statements could decline. In addition, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for business purposes, the U.S. dollar equivalent of the RMB we convert would be reduced. On the other hand, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RMB for our operations, appreciation of the RMB against the U.S. dollar could reduce the amount of the U.S. dollars available. In addition, the appreciation of the RMB could make our customers’ products more expensive to purchase, because some of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results.

The local currencies in the countries in which we sell our products may fluctuate in value in relation to other currencies. Such fluctuations may affect the costs of our products sold and the value of our local currency profits. While we are not conducting any meaningful operations in countries other than China at the present time, we may expand to other countries and may then have an increased risk of exposure of our business to currency fluctuation.

The PRC government imposes control over the conversion of RMB, into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of RMB into foreign exchange by Foreign Investment Enterprises, or FIEs, for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in China. Conversion of RMB into foreign currencies for capital account items, including direct investment, loans, and security investment, is still under certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in China, including FIEs, which require foreign exchange for transactions relating to current account items, if within a certain limited amount may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Between 1994 and 2004, the exchange rate for RMB against the U.S. dollar remained relatively stable, most of the time in the region of approximately RMB8.28 to US$1.00. However, in 2005, the Chinese government announced that it would begin pegging the exchange rate of the RMB against a number of currencies, rather than just the U.S. dollar.

Since a significant amount of our future revenues are expected to be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in China to fund our business activities outside of China, if any, or expenditures denominated in foreign currencies, or our ability to meet our foreign currency obligations, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB with respect to foreign exchange transactions.

We recognized a foreign currency translation adjustment of $7,162,512 and $1,034,425 as of December 31, 2007 and 2006, respectively. The balance sheet amounts with the exception of equity at December 31, 2007 were translated 7.29 RMB to $1.00 USD as compared to 7.80 RMB at December 31, 2006. The equity accounts were stated at their historical rate. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2007 and 2006 were 7.59 RMB and 7.96 RMB to $1.00 USD, respectively. Other than with respect to the 2012 Notes, we do not hedge our exposure to foreign exchange risk; as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the 2010 Notes and 2012 Notes, as described under Liquidity and Capital Resources. Our future interest expense will fluctuate in line with any change in our borrowing rates and therefore affect our cash flows and results of operations.

Derivative Instrument

To mitigate our exposure to volatility in interest rates and foreign currency exchange rates fluctuation associated with the 2012 Notes, in 2007, the Company entered a cross-currency interest rate swap agreement, as described under Liquidity and Capital Resources – Cross-currency interest rate hedge.

Inflation

According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 4.8%, 1.5% and 1.8% in 2007, 2006 and 2005 respectively.

Our most liquid assets are cash and cash equivalents. Because of their liquidity, these assets are not directly affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

We believe that inflation has not had a material impact on the Company's operations in recent years.

Concentration of Credit Risks

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents, for cash flow statement purposes. Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the PRC and the United States. Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the Unites States. Balances at financial institutions or state owned banks within the PRC are not covered by insurance. As of December 31, 2007 and 2006, the Company had deposits in excess of federally insured limits totaling $45,228,035 and $67,221,852, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Five major customers accounted for approximately 72% of net revenue for the year ended December 31, 2007, with each customer individually accounting for 20%, 20%, 13%, 10%, and 9%, respectively. At December 31, 2007, the total receivables balance due from these customers was $19,338,613, representing 83% of total accounts receivable. Because of our dependence on a few key customers, the loss of any key customer, or a significant reduction in sales to any such customers, or any failure of payment by these customers could adversely affect our revenues.

We depend on a few key suppliers to provide the raw materials and key component parts for the manufacture of our products. And adverse changes in such supply or the costs of raw materials may adversely affect our operations. In addition, if we need alternative sources for key component parts for any reason, these component parts may not be immediately available to us. If alternative suppliers are not immediately available, we will have to identify and qualify alternative suppliers, and production of these components may be delayed. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. Shipments of affected products have been limited or delayed as a result of such problems in the past, and similar problems could occur in the future. Our inability to obtain our key source supplies for the manufacture of our products may require us to delay shipments of products, harm customer relationships or force us to curtail or cease operations. Five major vendors provided approximately 80% of the Company’s purchases of raw materials for the period ended December 31, 2007, with each vendor individually accounting for 27%, 22%, 13%, 12% and 6%, respectively.

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND
RELATED STOCKHOLDER INFORMATION

Before January 31, 2007, our common stock was traded in the over-the-counter market and quoted through the Over-The-Counter (“OTC”) Bulletin Board under the symbol “HRBN.”  The Company’s common stock commenced trading on the Nasdaq Global Market on January 31, 2007 under the ticker symbol “HRBN.” The following table sets forth the high and low bid prices for our common stock prior to January 31, 2007 and the high and low sale prices for our common stock for subsequent periods, as reported by the OTC Bulleting Board System and the Nasdaq Global Market, respectively. The OTC Bulleting Board System quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions. The closing price for shares of our common stock on October 27, 2008 was $6.73.

2008	High	Low
First Quarter	28.00	12.90
Second Quarter	19.25	12.91
Third Quarter	16.91	11.03
Fourth Quarter*	12.44	6.73

2007	High	Low
First Quarter	13.25	8.07
Second Quarter	17.43	12.26
Third Quarter	16.71	11.91
Fourth Quarter	27.58	15.12

2006	High	Low
First Quarter	11.74	7.25
Second Quarter	13.48	9.25
Third Quarter	12.00	8.30
Fourth Quarter	9.50	7.75

* Through October 27, 2008.

Holders of Record

As of October 16, 2008, there were 75 holders of record of our common stock. The transfer agent for the common stock is StockTrans, Inc. The transfer agent’s address is 44 West Lancaster Avenue, Ardmore, PA 19003, telephone (610)-649-7300.

Dividends

We have not paid any cash dividends on our common stock, and we do not currently intend to pay cash dividends in the future.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $.0001 par value, and 5,000,000 shares of preferred stock, $.00001 par value. As of October 16, 2008, there are 22,102,078 shares of common stock outstanding and no preferred stock outstanding.

Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to our stockholders. Cumulative voting is not allowed; therefore, the holders of a majority of the outstanding common stock can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

Holders of our common stock do not have pre-emptive rights to subscribe to additional shares if issued by us. There is no conversion, redemption, sinking fund or similar provisions regarding the common stock.

We have Warrants that are governed by a warrant agreement, dated August 30, 2006, between us and The Bank of New York, as warrant agent. The Warrants consist of (i) six-year warrants to purchase an aggregate of 2,192,308 shares of our common stock, at an exercise price of $7.80 per share (the “First Tranche 2012 Warrants”), (ii) six-year warrants to purchase an aggregate of 525,830 shares of our common stock at an exercise price of $10.84 per share (the “Second Tranche 2012 Warrants”) and (iii) three-year warrants to purchase an aggregate of 769,230 shares of our common stock at an exercise price of $7.80 per share (the “2009 Warrants”). The First Tranche 2012 Warrants and the Second Tranche 2012 Warrants were issued to Citadel Equity Fund Ltd., and the 2009 Warrants were issued to Merrill Lynch International. Each Warrant is exercisable at the option of the Warrant holder at any time through the maturity date of such Warrant.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for shares of our common stock is StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, PA 19003. Our Transfer Agent and Registrar’s telephone number is (610)-649-7300.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Lionel, Sawyer & Collins.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005 have been included in this prospectus and in the registration statement of which this prospectus forms a part, with respect to the fiscal years ended December 31, 2007 and 2006, in reliance on the report of Moore Stephens Wurth Frazer and Torbet, LLP, independent certified public accountants, and with respect to the fiscal year ended December 31, 2005, in reliance on the report of Kabani & Company, Inc., given on authority of said firms as experts in auditing and accounting. The audited balance sheets of Weihai Hengda Electric Motor (Group) Co. Ltd. have been incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part, in reliance on the report of Patrizio & Zhao, LLC, independent certified public accountants, given on authority of said firm as expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy this material at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov, where you may access the information we file with the SEC.

We mail a copy of our Annual Report on Form 10-KSB along with a proxy statement to our stockholders prior to our annual meeting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to "incorporate by reference" the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus except for any information that is superseded by other information that is included in this prospectus.

This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•
our Annual Report on Form 10-KSB for our year ended December 31, 2007, filed with the SEC on March 10, 2008, as amended on Form 10-KSB/A on  July 23, 2008, as amended on Form 10-KSB/A on August 29, 2008 and as amended on Form 10-KSB/A on October 15, 2008;

•	our Quarterly Report on Form 10-Q for our quarter ended March 31, 2008, filed with the SEC on May 9, 2008;
•	our Quarterly Report on Form 10-Q for our quarter ended June 30, 2008, filed on August 8, 2008 and as amended on Form 10-Q/A on August 12, 2008;
•	our Current Report on Form 8-K dated October 6, 2008 and filed with the SEC on October 10, 2008;
•	our Current Report on Form 8-K dated August 11, 2008 and filed with the SEC on August 12, 2008;
•	our Current Report on Form 8-K dated July 15, 2008 and filed with the SEC on July 16, 2008, as amended on Amendment No. 1 filed on September 26, 2008.
•	our Current Report on Form 8-K dated July 10, 2008 and filed with the SEC on July 11, 2008;
•	our Current Report on Form 8-K dated June 24, 2008 and filed with the SEC on June 26, 2008;

•	our Current Report on Form 8-K dated May 19, 2008 and filed with the SEC on May 19, 2008;
•	our Current Report on Form 8-K dated March 27, 2008 and filed with the SEC on March 31, 2008;
•	our Current Report on Form 8-K dated March 11, 2008 and filed with the SEC on March 13, 2008;
•	our Current Report on Form 8-K dated February 1, 2008 and filed with the SEC on February 6, 2008; and
•
our definitive proxy statement with respect to our 2008 Annual meeting of Stockholders dated August 25, 2008 and filed with the SEC on August 26, 2008, and the supplement thereto filed on September 16, 2008.

These documents may also be accessed through our website at http://www.harbinelectric.com or as described under "Where You Can Find More Information." Other content contained on or linked from our website are not part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained in this prospectus or that information to which this prospectus has referred you by reference. We have not authorized anyone to provide you with any additional information.

We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the reports or documents incorporated by reference in this prospectus but not delivered with this prospectus. Any request may be made by writing or calling us at the following address or telephone number:

HARBIN ELECTRIC, INC.
20 Ramblewood Road
Shoreham, NY 11786
Attn: Christy Shue
(631) 312-8612
cshue@harbinelectric.com

HARBIN ELECTRIC, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Harbin Electric, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Harbin Electric, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income and other comprehensive income (loss), stockholders’ equity and cash flows the years then ended. Harbin Electric, Inc’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbin Electric, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/S/ Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California March 1, 2008

Phone (310) 694-3590
Fax (310) 410-0371
www.kabanico.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Harbin Electric, Inc. & subsidiaries

We have audited the (the “Company”) the consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
March 16, 2006

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006

	2007	2006
ASSETS
CURRENT ASSETS:
Cash	$45,533,893	$67,313,919
Marketable securities	-	-
Accounts receivable, net	23,216,543	8,827,799
Inventories	2,570,929	583,287
Other receivables	326,639	148,243
Prepaid expenses	-	-
Other receivables - related parties	-	44,998
Advances on inventory purchases	1,772,204	834,590
Total current assets	73,420,208	77,752,836

PLANT AND EQUIPMENT, net	23,858,035	9,219,534

OTHER ASSETS:
Debt issue costs, net of amortization	2,214,717	2,757,155
Advances on equipment purchases	24,328,386	-
Advances on intangible assets	1,384,710	1,487,120
Intangible assets, net of accumulated amortization	5,899,989	640,337
Other assets	397,263	1,101,839
Cross currency hedge receivable	145,945	-
Deposit in derivative hedge	1,000,000	-
Total other assets	35,371,010	5,986,451

Total assets	$132,649,253	$92,958,821

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$263,314	$258,911
Other payables	1,380,119	406,520
Other payables - related party	45,491	-
Accrued liabilities	83,099	107,263
Customer deposits	333,253	319,261
Taxes payable	839,299	556,943
Interest payable	1,122,000	1,122,000
Total current liabilities	4,066,575	2,770,898

NOTES PAYABLE, net of debt discount $16,878,269 and $21,410,401 as of December 31, 2007 and 2006, respectively	33,121,731	28,589,599

FAIR VALUE OF DERIVATIVE INSTRUMENT	10,844,372	-

WARRANT LIABILITIES	-	16,568,080

Total liabilities	48,032,678	47,928,577

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS' EQUITY:
Common Stock, $0.00001 par value, 100,000,000 shares authorized, 18,143,156 and 16,600,451 shares issued and outstanding as of December 31, 2007 and 2006, respectively	181	166
Paid-in-capital	44,970,589	12,252,064
Retained earnings	32,281,312	26,222,408
Statutory reserves	9,014,462	4,523,715
Accumulated other comprehensive (loss) income	(1,649,969)	2,031,891
Total shareholders' equity	84,616,575	45,030,244
Total liabilities and shareholders' equity	$132,649,253	$92,958,821

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	2007	2006	2005

REVENUES	$65,402,864	$40,415,777	$23,643,664

COST OF SALES	32,967,887	20,754,282	12,083,957

GROSS PROFIT	32,434,977	19,661,495	11,559,707

RESEARCH AND DEVELOPMENT EXPENSE	1,064,074	1,491,316	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7,659,611	4,175,944	1,595,443

INCOME FROM OPERATIONS	23,711,292	13,994,235	9,964,264

OTHER EXPENSE (INCOME), NET
Other income, net	-	(5,196)	-
Non-operating expense, net	188,654	40,774	-
Realized gain on sale of marketable securities	-	(577,071)	-
Interest expense, net	6,619,954	2,450,248	(35,894)
Change in fair value of warrant	-	(6,353,032)	-
Total other expense (income), net	6,808,608	(4,444,277)	(35,894)

INCOME BEFORE PROVISION FOR INCOME TAXES	16,902,684	18,438,512	10,000,158

PROVISION FOR INCOME TAXES	-	-	-

NET INCOME	16,902,684	18,438,512	10,000,158

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain on marketable securities	-	-	587,171
Foreign currency translation adjustment	7,162,512	1,034,425	512,540
Change in fair value of derivative instrument	(10,844,372)	-

COMPREHENSIVE INCOME	$13,220,824	$19,472,937	$11,099,869

EARNINGS PER SHARE
Basic
Weighted average number of shares	17,082,300	16,600,451	14,934,667
Earning per share	$0.99	$1.11	$0.67

Diluted
Weighted average number of shares	18,634,739	18,306,569	15,143,891
Earning per share	$0.91	$1.01	$0.66

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Common stock		Additional	Retained earnings			Accumulated other
	Number	Par	paid-in	Unrestricted	Statutory	Subscription	comprehensive
	of shares	value	capital	retained earnings	reserves	receivable	income (loss)	Totals
BALANCE, January 1, 2005	12,000,000	$120	$6,623,581	$1,960,753	$346,700	$(4,988,115)	$(102,245)	$3,840,794

Recapitalization on reverse acquisition	3,000,451	30	(30)					0
Shares to be issued (768,000) for acquistion of JV								0
Subscription receivable exchange for property & equipment						4,862,256		4,862,256
Accrued interest on subscription receivable			(125,859)			125,859		0
Shares issued for cash	1,600,000	16	4,799,984					4,800,000
Allocation to statutory reserves				(1,500,024)	1,500,024			0
Unrealized gain on investment							587,171	587,171
Foreign currrency translation							512,540	512,540
Net income for the year ended December 31, 2005				10,000,158				10,000,158
BALANCE, December 31, 2005	16,600,451	166	11,297,676	10,460,887	1,846,724	0	997,466	24,602,919

Capital contribution			36,300					36,300
Stock based compensation			918,088					918,088
Adjustment to statutory reserve				(2,676,991)	2,676,991			-
Net income				18,438,512				18,438,512
Foreign currency translation gain							1,034,425	1,034,425
BALANCE, December 31, 2006	16,600,451	$166	$12,252,064	$26,222,408	$4,523,715	$-	$2,031,891	$45,030,244

Reclassify warrant liabilities to equity			22,921,113	(6,353,033)				16,568,080
Exercise of stock warrants at $3.50	155,198	2	543,191					543,193
Exercise of stock warrants at $7.80	150,000	1	1,169,999					1,170,000
Stock based compensation			1,385,123					1,385,123
Stock issued in acquisition	473,354	5	6,499,995					6,500,000
Cashless exercised of warrants / options	764,153	7	(7)					-
Capital contribution			199,111					199,111
Adjustment to statutory reserve				(4,490,747)	4,490,747			-
Net income				16,902,684				16,902,684
Foreign currency translation gain							7,162,512	7,162,512
Net change related to cash flow hedge							(10,844,372)	(10,844,372)
BALANCE, December 31, 2007	18,143,156	$181	$44,970,589	$32,281,312	$9,014,462	$-	$(1,649,969)	$84,616,575

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,902,684	$18,438,512	$10,000,158
Adjustments to reconcile net income to cash
provided by (used in) operating activities:
Depreciation	567,069	373,539	356,413
Amortization of intangible assets	510,023	93,889	-
Amortization of debt issuance costs	542,438	197,470	-
Amortization of debt discount	4,532,132	1,510,711	-
Loss on disposal of equipment	-	(1,945)	-
Bad debt expense	65,876	14,020	-
Gain on derivative instrument	(700,496)	-	-
Realized gain on sale of marketable securities	-	(577,071)	-
Change in fair value of warrants	-	(6,353,032)	-
Stock based compensation	1,584,234	918,088	-
Change in operating assets and liabilities
Accounts receivable	(12,197,768)	(2,961,574)	(5,722,391)
Inventories	(1,615,757)	788,713	(1,049,839)
Other receivables	(154,244)	72,579	-
Other receivables - related parties	46,216	86,538	-
Advances on inventory purchases	(844,177)	1,959,588	(2,698,103)
Other assets	(24,781)	(130,972)	52,382
Accounts payable	(1,302,212)	148,908	(42,745)
Other payables	947,581	401,533	-
Other payables - Related Party	43,689	-	-
Accrued liabilities	(25,497)	49,118	(19,605)
Customer deposits	(7,848)	309,462	-
Taxes payable	234,702	445,604	-
Other liabilities	-	7,590	-
Net cash provided by operating activities	9,103,864	15,791,268	876,270

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances on intangible assets	-	(2,549,389)	(269,624)
Advances on equipment purchases	(23,315,185)	-	(2,288,245)
Additions to intangible assets	(1,117,024)	(1,444,350)
Additions to plant and equipment	(12,138,676)	(1,579,273)
Proceed from cross currency hedge	554,551	-
Proceeds from sale of marketable securities	-	1,093,165
Net cash used in investing activities	(36,016,334)	(4,479,847)	(2,557,869)

CASH FLOWS FINANCING ACTIVITIES:
Proceeds received from conversion of warrants	1,713,193	-
Deposit to secure derivative instrument	(1,000,000)	-
Advances (Repayments) from/to related party	-	-	(208,015.00)
Cash received from issuance of shares	-	-	4,800,000.00
Capital contribution	-	36,300
Net proceeds from debt issued	-	47,045,375
Interest payable	-	1,122,000
Net cash provided by financing activities	713,193	48,203,675	4,591,985

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	4,419,251	2,059,804	617,830

(DECREASE) INCREASE IN CASH	(21,780,026)	61,574,900	3,528,216

CASH, beginning of year	67,313,919	5,739,019	2,210,803

CASH, end of year	$45,533,893	$67,313,919	$5,739,019

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these consolidated statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 1 – Organization and description of business

Harbin Electric, Inc., (the “Company”) is a Nevada corporation, incorporated on July 9, 2003 under the name Torch Executive Services Ltd. The Company through its indirect wholly-owned subsidiary, Harbin Tech Full Electric Co., Ltd. (“HTFE”), develops, engineers, manufactures and sells a wide array of customized linear motors, controller automation systems, automobile specialty micro-motors, and other special motors.

On April 9, 2007, the Company entered into an Agreement with Shelton Technology, LLC (“Shelton”), Shaotang Chen (“Dr. Chen”) and Xiaogang Luo (“Dr. Luo”) whereby the Company and Shelton agreed to work together through the Company’s newly formed, wholly-owned subsidiary, Advanced Automation Group, LLC (“AAG”) to design, develop and manufacture custom industrial automation controllers. The Company is required to contribute $3,000,000 to AAG in 3 installments: $1.2 million was paid on April 16, 2007, $800,000 by May 1, 2008 and $1,000,000 by March 31, 2009. Shelton contributed an exclusive worldwide royalty-free license for motorized automation technology. Shelton is entitled to receive 49% of any profits earned by AAG through the initial term of the Agreement. The initial term begins April 9, 2007 and terminates August 31, 2008.

On June 16, 2007, the Company through HTFE entered into an asset purchase agreement with Harbin Taifu Auto Electric Co., Ltd., a company that was owned 98% by the Company’s Chairman and Chief Executive Officer and 2% by other Company management. The aggregate purchase totaled $10,500,000 consisting of $4,000,000 in cash and $6,500,000 in newly issued Company common stock or 473,354 shares, based on the average price for the immediately preceding 15 consecutive trading days of $13.73. An appraisal report dated July 16, 2007 assessed the fair market value of the acquired assets at RMB 79,550,756, approximately $10.5 million. The Company recorded the asset acquisition at fair value; none of the purchase price was allocated to goodwill.

In December 2006, the Company formed Shanghai Tech Full Electric (Shanghai Tech Full) a wholly-owned subsidiary, to develop and manufacture automobile specialty micro-motors and their components and accessories. The Company invested approximately $4,780,000 in construction of plant as of September 30, 2007. Shanghai Tech Full is expected to begin production in 2008.

Note 2 – Accounting policies

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, the Company estimates the fair value of options using subjective assumptions including estimated length of time employees will retain their options before exercising them, forfeitures, and expected volatility of Company’s stock price over the expected term. Changes in these assumptions materially affect the estimated fair value and the resulting expense. Actual results could differ from management’s estimates.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Basis of presentation

The consolidated financial statements of Harbin Electric Inc. reflect the activities of the following subsidiaries:

	Place incorporated	Ownership percentage
Advanced Electric Motors, Inc.	Delaware, USA	100%
Harbin Tech Full Electric Co., Ltd.	Harbin, China	100%
Advanced Automation Group, LLC	Delaware, USA	100%
Shanghai Tech Full Electric Co., Ltd.	Shanghai, China	100%

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany transactions and balances have been eliminated in the consolidation.

Concentration of risks

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents, for cash flow statement purposes. Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the People’s Republic of China (“PRC”) and the United States. Certain financial instruments, which subject the Company to concentration of credit risk, consist of cash. The Company maintains balances at financial institutions which, from time to time, may exceed Federal Deposit Insurance Corporation insured limits for the banks located in the United States. Balances at financial institutions or state owned banks within the PRC are not covered by insurance. As of December 31, 2007, 2006, and 2005, the Company had deposits in excess of federally insured limits totaling $45,228,035, $67,221,852, and $5,712,040, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Five major customers accounted for approximately 72% of the net revenue for the year ended December 31, 2007, with each customer individually accounting for 20%, 20%, 13%, 10%, and 9%, respectively. At December 31, 2007, the total receivable balance due from these customers was $19,338,613, representing 83% of total accounts receivable. Four major customers accounted for 82% of the net revenue for the year ended December 31, 2006, with each customer individually accounting for 29%, 22%, 18% and 13%, respectively. At December 31, 2006, the total receivable balance due from these customers was $7,673,736, representing 88% of total accounts receivable. Three major customers accounted for approximately 69% of the net revenue for the year ended December 31, 2005. At December 31, 2005, the total receivable balance due from these customers was $5,124,275, representing 87% of total accounts receivable.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Major vendors provided approximately 80% of the Company’s purchases of raw materials for the period ended December 31, 2007, with each vendor individually accounting for 27%, 22%, 13%, 12% and 6%, respectively. The Company’s accounts payable to these vendors was $0 at December 31, 2007. Five vendors provided 73% of the Company’s purchase of raw materials for the year ended December 31, 2006, with each vendor individually accounting for 33%, 13%, 11%, 9% and 8%, respectively. The Company’s accounts payable to these vendors was $0 at December 31, 2006. Four vendors provided 89% of the Company’s purchase of raw materials for the year ended December 31, 2005. The Company’s accounts payable to these vendors was $0 at December 31, 2005.

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Accounts receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. The Company had accounts receivable, net of allowance for doubtful accounts of $23,216,543, $8,827,799, and $5,842,840 as of December 31, 2007, 2006, and 2005, respectively. The allowance for doubtful accounts amounted to $116,238, $44,552, and $0 as of December 31, 2007, 2006, and 2005, respectively.

Investment in marketable securities

Securities available for sale are carried at fair value with unrealized gains and losses reported as accumulated other comprehensive income in the stockholders’ equity section of the balance sheet. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

The fair market value of marketable security totaling $1,005,772 for the year ended December 31, 2005. The realized gain was $577,071 for the year ended December 31, 2006. The Company determines cost on specific identification method. All marketable securities were sold during 2006 and the related unrealized gains totaling $587,171 were released from other comprehensive income. The Company no longer holds marketable securities as of December 31, 2007.

Inventories

Inventory is composed of raw material for manufacturing electrical motors, work in process, and finished goods. Inventory is valued at the lower of cost or market value using the weighted average method. Management compares the cost of inventory with the market value and an allowance is made for writing down the inventory to its market value, if lower than cost.

Plant and equipment

Plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Buildings	20 years
Vehicle	5 years
Office equipment	5 years
Production equipment	10 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

The Company periodically evaluates the carrying value of long-lived assets in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (FAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”. When estimated cash flows generated by those assets are less than the carrying amounts of the asset, the Company recognizes an impairment loss. Based on its review, the Company believes that, as of December 31, 2007, there were no impairments of its long-lived assets.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Stock-based compensation

The Company records stock based compensation expense pursuant to FAS No. 123(R), “Share-Based Payment” (“FAS 123R”). The Company estimates the fair value of the award using the Black-Scholes Option Pricing Model. Under FAS 123R, the Company’s expected volatility assumption is based on the historical volatility of Company’s stock. The expected-life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock compensation expense is recognized based on awards expected to vest, and there were no estimated forfeitures as the Company has a short history of issuing options. FAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and the ability to collect is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is passed. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

In addition, revenue recognition could be negatively impacted by returns. However, the Company makes custom products which are customer specific, and no returns are allowed. The Company warrants the product for repair only in the event of defects for two years from the date of shipment. Historically, the Company has not experienced significant defects, and replacements for defects have not been material. The Company charges such costs to cost of goods sold. For the years ended December 31, 2007, 2006, and 2005, such returns and allowances amounted to $0. Should returns increase in the future it would be necessary to adjust the estimates, in which case recognition of revenues could be delayed.

Shipping and handling costs related to costs of goods sold are included in selling, general and administrative costs and totaled $647,585, and $278,144 for the years ended December 31, 2007 and 2006. The shipping and handling costs for 2005 were not reported separately.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Income taxes

The Company utilizes FAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes”, as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.

Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. There are no deferred tax amounts at December 31, 2007, 2006, and 2005, respectively.

The charge for taxation is based on the results for the quarter as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Under the Income Tax Laws of PRC, PRC companies are generally subject to income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments. Since HTFE is located in a specially designated region, the Income Tax Laws of PRC allows foreign enterprises in a specially designated region 50% income tax reduction and a two-year income tax exemption and an additional 50% income tax reduction for the following three years.

According to the Provisional Regulations of the People's Republic of China on Income Tax, the Document of Reductions and Exemptions of Income Tax for the Company has been approved by the local tax bureau and the Management Regulation of Harbin Economic and Technological Development Zone for the reporting period. HTFE is exempt from income tax from July 1, 2004 through December 31, 2007 and has been approved to have its tax rate reduced by 50% from January 1, 2008 to December 31, 2010.

Beginning January 1, 2008, the new Chinese Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
U.S. Statutory rates	34%	34%	34%
Foreign income not recognized in USA	(34)	(34)	(34)
China income taxes	33	33	0
Tax exemption	(33)	(33)	0
Total provision for income taxes	-%	-%	-%

The estimated tax savings for the years ended December 31, 2007, 2006, and 2005 amounted to $10,260,615, $5,539,970, and $2,800,000. The net effect on earnings per share had the income tax been applied would decrease earnings per share from $0.99 to $0.38 in 2007, $1.11 to $0.78 in 2006, and $1.11 to $0.94 in 2005.

Harbin Electric, Inc. and Advanced Electric Motors, Inc. were incorporated in the United States and have incurred net operating losses for income tax purposes for the year ended December 31, 2007. The net operating loss carry forwards for United States income taxes amounted to $12,839,178, which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, through 2027 and 2024. Management believes that the realization of the benefits from these losses appears uncertain, due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. The net change in the valuation allowance for the year ended December 31, 2007 was an increase of $4,400,000. Management will review this valuation allowance periodically and make adjustments as warranted.

Value added tax

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing finished products. The Company recorded VAT payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

VAT on sales and VAT on purchases respectively amounted to $9,747,272 and $5,138,433, for the year ended December 31, 2007; $6,725,252 and $3,142,011, for the year ended December 31, 2006; and $3,987,100 and $1,972,000, for the year ended December 31, 2005. Sales and purchases are recorded net of VAT collected and paid, as the Company acts as an agent for the government.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Taxes payable consisted of the following as of December 31, 2007, and 2006:

	2007	2006
VAT payable	$781,372	$522,197
Individual income tax payable – Employer Withholding	2,049	335
Business tax payable	-	6,538
Others misc. tax payable	55,878	27,873
Total	$839,299	$556,943

Advertising costs

The Company expenses the cost of advertising, as incurred, in selling, general and administrative costs. Advertising costs were $1,183, $259,975, and $110,955 for the years ended December 31, 2007, 2006, and 2005, respectively.

Research and development costs

Research and development costs are expensed as incurred. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives.

Fair value of financial instruments

FAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, accrued liabilities and other payables to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

Derivative instrument

The Company uses a cross-currency interest rate swap, a derivative financial instrument, to hedge the risks of changes in exchange rates and rising interest rates on the Company’s variable interest rate debt. The Company accounts for this swap in accordance with FAS No. 133, “Accounting for Derivatives Instruments and Hedging Activity” (“FAS 133”), which requires the derivative to be carried on the balance sheet at fair value and to meet certain documentary and analytical requirements to qualify for hedge accounting treatment. The above derivative qualifies for hedge accounting under FAS 133 and, accordingly, changes in the fair value are reported in accumulated other comprehensive income, net of related income tax effects. Amounts included in accumulated other comprehensive income are reclassified into earnings when the hedged transactions affect earnings.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking various hedge transactions. This process includes linking all derivatives designated to specific firm commitments of forecast transactions. The Company also documents its assessment, both at inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Any portion deemed ineffective is recorded in earnings with the effective portion reflected in accumulated other comprehensive income (loss). Changes in the fair values of derivative instruments accounted for as cash flow hedges, to the extent they qualify for hedge accounting, are recorded in accumulated other comprehensive income (loss). Upon entering the transaction on April 2, 2007, $5,387,485 was recorded as a loss on the derivative investment in other comprehensive income (loss). As of December 31, 2007, the fair value of the derivative instrument totaled $10,844,372 and was recorded in other comprehensive income (loss).

Foreign currency transactions

The reporting currency of the Company is the US dollar. The functional currency of HTFE is the Chinese Renminbi. The financial statements of HTFE are translated to United States dollars using quarter-end exchange rates as to assets and liabilities and average exchange rates as to revenues, expenses and cash flows. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments resulting from this process amounted to $7,162,512, $1,034,425, and $ 512,540 as of December 31, 2007, 2006, and 2005, respectively. The balance sheet amounts with the exception of equity at December 31, 2007 were translated 7.29 RMB to $1.00 USD as compared to 7.80 RMB at December 31, 2006 and 8.06 RMB at December 31, 2005. The equity accounts were stated at the historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2007, 2006, and 2005 were 7.59 RMB, 7.96 RMB to $1.00 USD and 8.18 RMB to $1.00 USD, respectively.

In accordance with FAS No. 95, "Statement of Cash Flows," cash flows from the Company's operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Change in accounting for registration rights penalties

On January 1, 2007, the Company adopted FASB Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”). FSP EITF 00-19-2 requires contingent obligations under a registration payment arrangement to be recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies.” FAS No. 5 requires loss contingencies to be accrued and expensed, if they are probable and reasonably estimable.

In connection with the convertible debt and warrants issued in October 2006, the Company filed a registration statement with the Securities and Exchange Commission to register for resale the common shares underlying the convertible debt and warrants. Initially, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the existence of contingent cash penalties in the Registration Rights Agreement triggered derivative accounting treatment.

As a result, the Company recorded the warrants as a liability at their fair value on the date they were issued and required to mark them to market each subsequent reporting period. Upon adoption of FSP EITF 00-19-2, any warrants originally classified as a liability under EITF 00-19 that would have been classified as equity without regard to the registration payment arrangement should be reclassified. The transition to the accounting treatment under FSP EITF 00-19-2 is shown in the accompanying financial statements through (1) a cumulative-effect adjustment to the opening balance of retained earnings, as of January 1, 2007 and (2) reclassifying the warrants to equity at their fair value on the date of grant. The adjustment totaled $6,353,032 and was equal to the change in fair value of the warrants between October 6, 2006, the date the warrants were issued, and December 31, 2006, the last day of the reporting period before adoption of the FSP. Additionally, the warrants were reclassified as equity at $22,921,113, their fair value on October 6, 2006. The adoption of FSP EITF 00-19-2 did not have an impact on financial statements prior to 2007.

Recently issued accounting pronouncements

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States (GAAP) and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not expect the adoption of FAS 157 to have a material impact on the Company’s financial position or results of operations.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” (“FAS 159”). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of FAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FAS 159 will be effective in the first quarter of 2009. The Company is evaluating the impact that this statement will have on its consolidated financial statements.

In June 2007, the FASB issued FSP No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. The Company has adopted FSP EITF 07-3 and expensed the research and development as incurred.

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an Amendment of Accounting Research Bulletin No. 51” (“FAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. FAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of FAS 160 will have on its consolidated financial statements.

In December 2007, FAS No. 141(R), “Business Combinations” (“FAS 141R”), was issued. FAS 141R replaces FAS No. 141, “Business Combinations” (“FAS 141”). FAS 141R retains the fundamental requirements in FAS 141 that the acquisition method of accounting (which FAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This replaces FAS 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. FAS 141R also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with FAS 141R). FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact that adopting FAS 141R will have on its financial statements.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Reclassifications

Certain amounts prior to 2006 have been reclassified to conform to year 2006 and 2007 presentation. These reclassifications have no effect on net income or cash flows.

Note 3 – Earnings per share

The Company reports earnings per share in accordance with the provisions of FAS No. 128, “Earnings Per Share.” (“FAS 128”). FAS 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

The following is a reconciliation of the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005

Net income for basic and diluted earnings per share	$16,902,684	$18,438,512	$10,000,158

Weighted average shares used in basic computation	17,082,300	16,600,451	14,934,667
Diluted effect of stock options and warrants	1,552,439	1,706,118	209,224
Weighted average shares used in diluted computation	18,634,739	18,306,569	15,143,891
Earnings per share:
Basic	$0.99	$1.11	$0.67
Diluted	$0.91	$1.01	$0.66

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

At December 31, 2007, a total of 260,000 options with an exercise price of $15.60 were excluded from diluted earning per share due to the anti-dilutive effect. All other stock options and warrants have been included in the diluted earnings per share calculation for the years ended December 31, 2007, 2006, and 2005.

Note 4 – Inventories

Inventories consist of the following at December 31, 2007, and 2006:

	2007	2006
Raw and packing materials	$925,085	$432,998
Work in process	792,903	120,367
Finished goods	852,941	29,922
Total	$2,570,929	$583,287

Note 5 – Plant and equipment

Plant and equipment consist of the following at December 31, 2007 and 2006:

	2007	2006
Buildings	$5,668,808	$5,396,163
Office equipment	378,849	203,188
Production equipment	4,333,797	803,854
Vehicles	348,485	129,938
Construction in progress	14,575,134	3,477,322
Total	25,305,073	10,010,465
Less: accumulated depreciation	(1,447,038)	(790,931)
Property and equipment, net	$23,858,035	$9,219,534

Construction in progress represents labor costs, material, capitalized interest incurred in connection with the construction of a new plant in Shanghai, and the construction and installation of manufacturing equipment in the manufacturing plant. Management expects that the construction of the new plant will be completed by the end of 2008. No depreciation is provided for construction in progress until construction is completed and placed into service.

Depreciation expense for the years ended December 31, 2007, 2006, and 2005 amounted to $567,069, $373,539, and $303,514 respectively.

As of December 31, 2007, a total of $980,154 in interest was capitalized into construction in progress.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 6 - Intangible assets

Land use rights - all land in the People’s Republic of China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land. The Company acquired land use rights in Harbin during 2005 for $344,804. The Company has the right to use the land for 50 years and amortizes the rights on a straight line basis over 50 years.

Patents – capitalized patent costs represent legal costs incurred to establish patents, as well as the portion of the acquisition price paid attributed to patents included in the assets acquired on July 16, 2007 as discussed further in Note 18. Capitalized patent costs are amortized on a straight method over the related patent terms of 6 to 10 years.

The Company evaluates intangible assets for impairment, at least annually, and whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets, and goodwill is measured by comparing their net book values to the related projected undiscounted cash flows from these assets, considering a number of factors, including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of an asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. As of December 31, 2007, management believes there was no impairment on any intangible asset.

Net intangible assets at December 31, 2007 and 2006 were as follows:

	2007	2006
Land use rights	$373,606	$356,484
Patents	5,539,726	444,216
Less: accumulated amortization	(13,343)	(160,363)
Intangible assets, net	$5,899,989	$640,337

Amortization expense for the years ended December 31, 2007, 2006, and 2005 amounted to $510,023, $93,889, and $52,899, respectively.

Note 7 – Advances to suppliers

The Company makes advances to certain vendors’ inventory purchases, construction projects, and research and development expenses. The advances on inventory purchases were $1,772,204 and $834,590, $2,742,335 as of December 31, 2007 and 2006 respectively. Additionally, the Company made advances on equipment purchases totaling $24,328,386 and $0 at December 31, 2007 and 2006, respectively.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 8 – Advance for intangible assets

The advances for intangible assets as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Patent prepayment	$-	$192,300
Land use right prepayment	1,384,710	1,294,820
Advances on intangible assets	$1,384,710	$1,487,120

On September 8, 2006, HTFE entered into an agreement ("Land Use Agreement") with Shanghai Lingang Investment and Development Company Limited ("Shanghai Lingang") with respect to HTFE’s use of 40,800 square meters of State-owned land in the Shanghai Zhuqiao Airport Industrial Zone (the "Site").

The term of the land use agreement is 50 years and the aggregate amount HTFE shall pay to Shanghai Lingang is approximately $2.74 million ("Fee"), 55%, or $1,384,710 , of which has been paid, with the balance payable upon Shanghai Lingang's completion of certain regulatory applications on behalf of HTFE. The balance of the Fee is payable within seven days of receipt of a regulatory permit for work commencement. The Site will be used for industrial purposes. The Land Use Agreement requires HTFE to invest approximately $16.5 million in the site through December 2008. This investment amount includes fees, improvement costs, constructing a factory building, and installing necessary equipment. HTFE shall register a Sino-foreign joint venture company at the location of Shanghai Lingang, with taxes payable at the same location. HTFE has agreed to compensate Shanghai Lingang for certain local taxes due to the local tax authority in connection with applicable tax generation requirements. As of December 31, 2007, the application for the regulatory permit of the land use is still in process.

Note 9 – Other assets

Other assets as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Research and development prepayment	$380,754	$1,098,857
Deferred expenses	16,509	2,982
Total	$397,263	$1,101,839

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005
On August 21, 2006, HTFE entered into a joint research and development agreement (the “R&D Agreement”) with the Institute of Electrical Engineering of the Chinese Academy of Sciences (“IEECAS”) to produce a train system to be tested at the Beijing Airport railway line in the People’s Republic of China (“PRC”) by the end of 2008. The Agreement provides that the term of the project shall commence on August 2006 and terminate in early 2009. The R&D Agreement provides for a budget of approximately $3.13 million (RMB 25 million), consisting of $1.88 million (RMB 15 million) to be invested by HTFE and the remainder to be invested by IEECAS. Of this amount, approximately $1,371,000 (RMB 10 million) has been invested to date by HTFE. The balance of approximately $0.685 million (RMB 5 million) will be invested prior to termination of the agreement at the end of 2008 as testing and evaluation occurs.

The research and development prepayment is being expensed based on the service incurred pursuant to FAS No. 2 and EITF No. 07-3. A total of $634,667 and $179,386 has been expensed for research and development for the years ended December 31, 2007 and 2006.

Note 10 – Related parties

Other receivable – related parties

As of December 31, 2006, the Company had other receivable totaling $44,998 from Tech Full Industries, owned by the Company’s CEO, Mr. Tianfu Yang. The balance was received in full during the year of 2007.

Other payable – related parties

As of December 31, 2007, the Company owes $45,491 to CEO Mr. Yang for travel reimbursements. The Company intends to repay the amounts due in cash, in the near term.

Note 11 – Additional product sales information

The Company has a single operating segment. A majority of the Company’s revenues was generated from local sales. Summarized financial information concerning the Company’s revenues based on geographic area for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
China	$57,272,257	$39,168,441	$23,643,664
International	8,130,607	1,247,336	0
Total sales	65,402,864	40,415,777	23,643,664
Cost of sales - China	30,195,324	20,211,133	12,083,957
Cost of sales - International	2,772,563	543,149	0
Total cost of sales	32,967,887	20,754,282	12,083,957
Gross profit	$32,434,977	$19,661,495	$11,559,707

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 12 – Financing

On August 29, 2006, the Company, Citadel Equity Fund Ltd. (“Citadel”) and Merrill Lynch International (“Merrill Lynch” and, together with Citadel, the “Investors”) entered into a financing term sheet dated as of August 2, 2006 (the “Term Sheet”). The Term Sheet relates to the proposed issuance of Senior Secured Notes in a purchase agreement (the “Purchase Agreement”) relating to the purchase and sale of (a) $50 million aggregate principal amount of the Company's Guaranteed Senior Secured Floating Rate Notes (collectively, the “Notes”) and (b) fully detachable warrants (the “Warrants”) to purchase an aggregate of 3,487,368 shares of our common stock. The transaction closed on August 30, 2006.

The Notes are governed by an indenture, dated August 30, 2006, entered into among the Company, as guarantor, and The Bank of New York, as trustee for the Notes (the “Indenture”). Of the $50 million aggregate principal amount of the Notes, Citadel subscribed to $38 million of the principal amount of the Notes, which mature on September 1, 2012 (the “2012 Notes”), and Merrill Lynch subscribed to $12 million of the principal amount of the Notes, which mature on September 1, 2010 (the “2010 Notes”). Pursuant to the indenture, our subsidiary Advanced Electric Motors, Inc. (“AEM”) has agreed, and all of the Company’s other existing and future subsidiaries (other than subsidiaries domiciled in the People's Republic of China) are obligated, to guarantee, on a senior secured basis, to the Investors and to the trustee the payment and performance of our obligations.

The 2010 Notes bear interest, payable semi-annually in arrears commencing March 1, 2007, at a rate equal to LIBOR (approximately 4.60% at December 31, 2007), plus 4.75%. The 2010 Notes bear an additional 4% interest on any overdue principal and premium, if any, including interest on overdue interest, to the extent permitted by law.

The 2010 Notes are redeemable at the option of the Company, in whole but not in part, at any time after September 1, 2007, initially at 106% of the principal amount thereof and declining to 100% of the principal amount on September 1, 2009. The 2010 Notes are subject to mandatory redemption semi-annually commencing March 1, 2008 in the principal amount $2,000,000, at price equal to 100% of such principal amount.

The 2012 Notes bear interest, payable semi-annually in arrears commencing March 1, 2007, at a rate equal to LIBOR plus 3.35%. See below for discussion of swap agreement effectively changing the variable interest to a 7.2% RMB fixed rate. The 2012 Notes bear an additional 4% interest on any overdue principal and premium, if any, including interest on overdue interest, to the extent permitted by law. The 2012 Notes are redeemable at the option of the Company, in whole but not in part, at any time after September 1, 2007, initially at 106% of the principal amount thereof and declining to 100% of the principal amount on September 1, 2011. The 2012 Notes are subject to mandatory redemption semi-annually commencing September 1, 2009 in the principal amount $2,400,000 on September 1, 2009, $3,800,000 on March 1, 2010, $9,900,000 on September 1, 2010 and March 1, 2011, and $4,000,000 on September 1, 2011, March 1, 2012 and September 1, 2012, in each instance at a price equal to 100% of such principal amount. Holders of the 2012 Notes may require the Company to repurchase such Notes at 100% of the principal amount thereof at any time after September 1, 2011.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Upon a Change of Control (as defined in the indenture), holders of the Notes may require the Company to repurchase any or all such Notes at a price equal to 102.5% of the principal amount thereof. The Company is required to offer to purchase Notes at a price equal to 100% of the principal amount thereof with the proceeds of certain asset sales.

As security for the Notes, the Company and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated August 30, 2006, to secure the Notes with all of the shares of AEM common stock held by the Company as collateral.

The Warrants are governed by a warrant agreement, dated August 30, 2006, between the Company and The Bank of New York, as warrant agent. The Warrants consist of (i) six-year warrants to purchase an aggregate of 2,192,308 shares of our common stock, at an exercise price of $7.80 per share (the “First Tranche 2012 Warrants”), (ii) six-year warrants to purchase an aggregate of 525,830 shares of our common stock at an exercise price of $10.84 per share (the “Second Tranche 2012 Warrants”) and (iii) three-year warrants to purchase an aggregate of 769,230 shares of our common stock at an exercise price of $7.80 per share (the “2009 Warrants”).

The First Tranche 2012 Warrants and the Second Tranche 2012 Warrants were issued to Citadel, and the 2009 Warrants were issued to Merrill. Each Warrant is exercisable at the option of the Warrant holder at any time through the expiration date of such Warrant.

The warrant agreements contain a cashless exercise provision. During the year ended December 31, 2007, the Company issued 531,650 shares of common stock in 3 separate cashless transactions.

Warrants exercised	Exercise price	Trade date	Market price	Shares issued
663,462	$7.80	August 13, 2007	$13.90	291,160
159,133	$10.84	August 13, 2007	$13.90	35,490
384,615	$7.80	September 28, 2007	$16.25	205,000
1,207,210				531,650

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005
In addition, Mr. Tianfu Yang, the Company’s CEO, and Citadel entered into a voting agreement, dated August 30, 2006, pursuant to which Mr. Yang agreed to vote his shares of the capital stock of the Company to elect up to two members of the Company’s board of directors designated by Citadel. On March 19, 2007, Citadel exercised its right to terminate the voting agreement. The Company incurred no termination expenses or penalties in connection with the termination of the voting agreement.

The Investors and Mr. Tianfu Yang also entered into a non-competition covenant and agreement, dated August 30, 2006, relating to Mr. Yang's employment and his ability to engage in a business that is competitive with our business for so long as any of the Notes remain outstanding.

In connection with the issuance of the Notes and Warrants, the Company filed a shelf registration statement which was declared effective February 9, 2007.

As described in Note 2, under the caption Change in accounting for registration rights penalties, the Warrants were recorded as a liability, but were reclassified as equity at $22,921,113, their fair value on October 6, 2006, the date of their issuance.

The fair value of the warrants upon issuance was treated as a discount on carrying value of the debt, and is being amortized over the life of the loan using the effective interest method. $4,532,132 and $1,510,711 was amortized to interest expense for the years ended December 31, 2007 and 2006, respectively. The carrying value of the debt is as follows as of December 31, 2007 and 2006:

	2007	2006
Principal amount	$50,000,000	$50,000,000
Less unamortized discount	(16,878,269)	(21,410,401)
Long-term debt, net of unamortized discount	$33,121,731	$28,589,599

Debt issuance costs, totaled $2,954,625, are carried in other assets, and are amortized over the life of the loan using the effective interest method. $542,438 and $197,470 was amortized to interest expense for the years ended December 31, 2007 and 2006. As of December 31, 2007 and 2006, unamortized debt issuance costs totaled $2,214,717 and $2,757,155, respectively.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Net interest expense for the years ended December 31, 2007, 2006, and 2005 was comprised of the following:

	2007	2006	2005
Amortization of debt discount	$4,532,132	$1,510,711	$-
Amortization of debt issuance costs	542,438	197,711	-
Interest expense	3,359,259	1,053,396	-
Interest earned on cash deposits	(1,113,379)	(311,570)	-
Interest earned on derivative instrument	(700,496)	-	-
Interest expense, net	$6,619,954	$2,450,248	$-

Note 13 – Derivative instrument

The Company's operations are exposed to a variety of global market risks, including the effect of changing interest and exchange rates. This exposure is managed, with respect to the 2012 Notes, with the use of a financial derivative. The Company uses financial derivatives only to hedge exposures in the ordinary course of business and dose not invest in derivative instruments for speculative purposes.

Effective April 17, 2007, the Company entered into a cross-currency interest rate swap agreement with Merrill Lynch, in effect, exchanging the LIBOR plus 4.75% variable rate interest for a 7.2% RMB fixed rate (3.6% semi-annually), with respect to the 2012 Notes. The agreement requires semi-annual payments on March 1 and September 1 through the maturity of the agreement on September 1, 2012. Merrill Lynch required the Company to deposit $1,000,000 to secure the agreement. The deposit may be increased to $2,500,000, if the exchange rate for RMB to USD falls below 6.5, and to $4,000,000 if the exchange rate falls below 5.5. This swap is designated and qualified as a cash flow hedge.

The fair value of this swap agreement at inception date was a payable of $5,387,487, and, at December 31, 2007, was a payable of $10,844,372. During the year ended December 31, 2007, the Company recognized income of $700,496, which was recorded as a gain from derivative transactions. For the year ended December 31, 2007, the Company received $554,551 under the swap, and the difference of $145,945 was recorded as a hedge receivable. For the year ended December 31, 2007, there were no amounts recorded in the consolidated statement of income in relation to this swap related to ineffectiveness.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 14 – Accumulated other comprehensive income

The components of accumulated other comprehensive income are as follows:

Balance, January 1, 2005	$(102,245)
Unrealized gain on investment	587,171
Foreign currency translation	512,540
Balance, December 31, 2005	$997,466
Foreign currency translation gain	1,034,425
Unrealized loss on investment	-
Balance, December 31, 2006	2,031,891
Foreign currency translation gain	7,162,512
Change in fair value of derivative instrument	(10,844,372)
Balance at December 31, 2007	$(1,649,969)

Note 15 – Commitments and contingencies

The Company enters into non-cancelable purchase commitments with its vendors. As of December 31, 2007 and December 31, 2006, the Company was obligated to purchase materials amounting to $1,686,222 and $1,130,000, respectively. These commitments are short-term and expire within one year. The Company has experienced no losses on these purchase commitments during the years covered by the financial statements.

As discussed in more detail in Note 1, the Company entered into an agreement with Shelton Technology, LLC on April 9, 2007. Under the terms of the agreement, the Company is required to contribute $3,000,000 to AAG in 3 installments: $1.2 million was paid on April 16, 2007. The Company will contribute $800,000 by May 1, 2008, and $1,000,000 by March 31, 2009.

As discussed in Note 12, the Company entered into a swap agreement that required a $1,000,000 deposit to secure the transaction. If the exchange rate for RMB to US Dollars drops below certain levels, the Company will be required to deposit up to $4,000,000.

The Company is subject to a 5 year lease agreement dated February 1, 2004 for office space requiring monthly payments of $2,700. The agreement expires April 30 2009. Rent expense for the years ended December 31, 2007, 2006, and 2005 amounted to $38,165, $41,200, and $32,400, respectively. Total future minimum lease payments at December 31, 2007, are as follows:

Year ended December 31,	Amount
2008	$32,400
2009	10,940
Thereafter

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 16 – Shareholders’ equity

Warrants

Following is a summary of warrant activity:

Outstanding as of January 1, 2005	480,000
Granted	-
Forfeited	-
Exercised	-
Outstanding as of December 31, 2005	480,000
Granted	3,487,368
Forfeited	-
Exercised	-
Outstanding as of December 31, 2006	3,967,368
Granted	-
Forfeited	-
Exercised	-1,512,408
Outstanding as of December 31, 2007	2,454,960

Following is a summary of the status of warrants outstanding at December 31, 2007:

Outstanding Warrants			Exercisable Warrants
Exercise Price	Number of Shares	Average Remaining Contractual Life	Average Exercise Price	Number of Shares	Average Remaining Contractual Life
$ 3.50	324,802	3.27	$3.50	324,802	3.27
$ 10.84	366,697	5.02	$10.84	366,697	5.02
$ 7.80	1,528,846	2.02	$7.80	1,528,846	2.02
$ 7.80	234,615	1.96	$7.80	234,615	1.96
Total	2,454,960			2,454,960

Note 17 – Options

In May 2005, the Board of Directors of the Company adopted and approved the 2005 Stock Option Plan (the “Plan”), authorizing the issuance of up to 1,500,000 shares under the Plan. The fair values of stock options granted to employees and independent directors under the Plan were estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

	Expected	Expected	Dividend	Risk Free	Grant Date
	Life	Volatility	Yield	Interest Rate	Fair Value
Employees - 2005	3.0 yrs	66%	0%	4.00%	$3.93
Directors - 2005	5.0 yrs	66%	0%	4.13%	$3.10
Employees - 2006	5.0 yrs	66%	0%	4.13%	$8.10
Directors - 2006	5.0 yrs	66%	0%	4.13%	$8.10
Employees - 2007	3.0 yrs	81%	0%	4.50%	$12.40
Employees - 2007	3.0 yrs	77%	0%	4.50%	$15.60

The Company determined its expected volatility and dividend yield based on historical changes in stock price and dividend payments. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company determined the options’ expected lives based on historical exercise behavior.

Following is a summary of stock option activity:

	Shares Subject to Outstanding Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of January 1, 2005	-	-	-
Granted	400,000	3.55	1,818,409
Forfeited	-	-	-
Exercised	-	-	-
Outstanding as of December 31, 2005	400,000	3.55	1,818,409
Granted	500,000	8.1	1,450,000
Forfeited	-	-	-
Exercised	-	-	-
Outstanding as of December 31, 2006	900,000	6.08	3,052,500
Granted	285,000	15.32	1,308,150
Forfeited	(66,667)	3.93	680,882
Exercised	(357,083)	5.96	4,572,141
Outstanding as of December 31, 2007	761,250	9.69	7,950,312

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Following is a summary of the status of options outstanding at December 31, 2007:

Outstanding Options			Exercisable Options
Exercise Price	Number of Shares	Average Remaining Contractual Life	Average Exercise Price	Number of Shares	Average Remaining Contractual Life
$ 3.10	150,000	2.08	$3.10	150,000	2.08
$ 8.10	326,250	3.08	$8.10	137,917	3.08
$ 12.40	25,000	2.42	$12.40	8,350	2.42
$ 15.60	260,000	2.96	$15.60	52,000	2.96
Total	761,250			348,267

Stock compensation expense recognized in 2006 is based on awards expected to vest, and there were no estimated forfeitures, as the Company has a short history of issuing options. FAS 123R requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

Note 18 – Supplemental disclosure of cash flows

The Company prepares its statements of cash flows using the indirect method, as defined under FAS 95. The following information relates to non-cash investing and financing activities for 2007, 2006, and 2005.

A total of $936,579 has been reclassified from advance on intangible assets to intangible assets as of December 31, 2007.

On July 19, 2007, the Company issued 473,354 shares of common stock valued at $6,500,000 and paid $4,000,000 in cash to acquire the assets of Harbin Taifu Auto Electric Co., Ltd., owned 98% by the CEO and 2% by management. The fair values of assets acquired are as follow:

Item	Book value	Assessed Fair Value
Current assets	$2,186,039	$2,186,039
Equipment	2,987,640	2,987,640
Patent rights	1,223,522	5,326,321
Total assets acquired	$6,397,201	$10,500,000

The Company’s CEO transferred 280,000 of the shares received to Company employees and consultants. The Company has accounted for this transfer valued at $14.63 per share, the trading price of the stock on the date of transfer, as a capital contribution by the CEO, the value of which is being amortized over the vesting period. For the year ended December 31, 2007, total of $199,111 has been expensed and included in the stock compensation expense.

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2006 AND 2005

Note 19 – Employee pension

Regulations in the People’s Republic of China require the Company to contribute to a defined contribution retirement plan for all employees. Each PRC Company employee is entitled to a retirement pension amount calculated based upon salary at date of retirement and length of service, in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff. Pension contributions generally are in two parts: The Company contributes 20% of the greater of the employee’s actual salary for the prior year and $1,165, and the employee contributes 8% of the same amount. The Company made $53,027, $24,480, and $12,773 contributions of employment benefits, including pension in the years ended December 31, 2007, 2006, and 2005.

Note 20 – Legal proceedings

From time to time, the Company becomes involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  Following is the summary of the current litigation as of December 31, 2007.

Leong Sing Lye v. Harbin Electric, Inc. United States District Court, District of Nevada, Case No. 2:06-CV-00796

In June 2006, an action was filed against the Company by Leong Sing Lye in the United States District Court for the District of Nevada, seeking specific performance of the Company's alleged obligation to issue 228,000 shares of Common Stock and warrants to purchase 38,400 shares of common stock, or, in the alternative, the value of securities alleged to be owed to Mr. Lye under, or, monetary damages allegedly arising from, a so-called Appointment Agreement pursuant to which Mr. Lye alleges to have been appointed the Company's Consultant of Corporate Strategy, as well as court costs and reasonable attorneys' fees. The Company has filed an answer to Mr. Lye's complaint denying the material allegations thereof and a counterclaim against Mr. Lye for fraud and related claims. The Company intends to vigorously defend itself against Mr. Lye's claim, if not withdrawn, and pursue its counterclaim. The parties are in the discovery process. The Company has filed a motion for summary judgment to eliminate portions of Mr. Lye's case and Mr. Lye has filed a cross-motion.

On January 22, 2008, the Company, without admitting any liability, made an offer of Judgment to settle the claim against the Company and in favor of Mr. Lye in full and final resolution of all claims and counterclaims for the sum of $1 million. On February 1, 2008, Mr. Lye accepted the Company’s offer. On February 14, 2008, the Company made the $1 million payment in full to Mr. Lye to settle the case. The Company accrued $1 million which is included in other payables at December 31, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

3,500,000 Shares

Common Stock

HARBIN ELECTRIC, INC.

Prospectus

October 28, 2008